UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

[X] Form C: Offering Statement
[ ] Form C-U: Progress Update
[ ] Form C/A: Amendment to Offering Statement
    [ ] Check box if Amendment is material and investors must reconfirm within five business days.
[ ] Form C-AR: Annual Report
[ ] Form C-AR/A: Amendment to Annual Report
[ ] Form C-TR: Termination of Reporting

Name of Issuer:

THE PEOPLE'S FIRST COMPANY, INC.

Legal Status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

May 24, 2023

Physical Address of Issuer:

19 8th Street South PMB 432, Fargo, ND 58103

Website of Issuer:

thepeoplesfirstcompany.com

Is there a co-issuer? [ ] Yes [X] No

Name of intermediary through which the offering will be conducted:

RIALTO MARKETS LLC

CIK number of intermediary:

0001670539

SEC file number of intermediary:

008-69756

CRD number, if applicable, of intermediary:

283477

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of three percent (3%) of the amount raised in the Offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to one percent (1%) of the total number of securities sold through the Offering.

Type of Security Offered:

Shares of Non-Voting Common Stock

Target number of securities to be offered:

50,000 shares of Non-Voting Common Stock

Price (or method for determining price):

$1.00 per share

Target offering amount:

$50,000

Minimum Investment Amount:

$200

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how over-subscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis ☒ Other – provide a description:

At the discretion of the Issuer or the Intermediary.

Maximum offering amount (if different from target offering amount):

$1,235,000

Maximum number of securities to be offered:

1,235,000 shares of Non-Voting Common Stock

Deadline to reach the target offering amount:

May 27, 2025

Disbursement from Escrow After Reaching the Target Offering Amount: Once per Month or on a schedule as agreed upon between the Broker Dealer Intermediary and Issuer

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Re-Confirmation of Subscription Process:

After the Target Offering amount is met and the Offering has been active for 21 days, the Company may choose to close the Offering to access the funds held in escrow (the "Escrow Close") from subscribed investors. Each time the Company may access invested funds held in the Escrow Account, all new investors who have subscribed since the prior Escrow Close will be notified by the Intermediary that subscribed investors will have until 48 hours prior to the next scheduled Escrow Close to cancel or reconfirm their investment. Investors will only be asked once to reconfirm or cancel their investment subscription.

Current number of employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, and Wyoming

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The People's First Company, Inc.



By

_____
(Signature)

Jeff McDermott
Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____
(Signature)

Jeff McDermott
Chief Executive Officer

4-2-24
_____
(Date)

TABLE OF CONTENTS

MAY 28, 2024

The People's First Company, Inc.

FORM C
Up to $1,235,000 shares of Non-Voting Common Stock
$1.00 per share



The People's First Company, Inc. ("The People's First Company," "TPFC", the "Company," "we," "us," or "our"), is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of shares of Non-Voting Common Stock, 1,235,000 shares at $1.00 per share, par value $0.00001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). We must raise an amount equal to or greater than the Target Offering Amount by May 27, 2025 (the "Offering Deadline"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "Investors" or "you". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "The Offering and the Securities". In order to purchase the Securities, you must complete the purchase process through our intermediary, Rialto Markets LLC (the "Intermediary"). All committed funds will be held in escrow with Wilmington Trust (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments will be represented by an issuance of shares of Non-Voting Common Stock, as further described below. Securities sold in this Offering will be deposited into an escrow account maintained by Wilmington Trust and will reflect each Investors' beneficial interest in the Securities. Investment subscriptions may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment subscription and may cancel or rescind our offer to sell the Securities at any time for any reason.

LEGEND

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommend- ed or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC," or the "Commission") does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

FORM C - OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either State that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions. The term "issuer" in these questions and answers includes any "co-issuer" jointly offering or selling securities with the issuer in reliance on the exemption in Securities Act Section 4(a)(6) and in accordance with Securities Act Section 4A and Regulation Crowdfunding (§ 227.100 et seq.). Any information provided with respect to the issuer should also be separately provided with respect to any co-issuer.

If you are seeking to rely on the Commission's temporary rules to initiate an offering between May 4, 2020, and February 28, 2021, intended to be conducted on an expedited basis due to circumstances relating to coronavirus disease 2019 (COVID-19), you will likely need to provide additional or different information than described in questions 2, 12, and 29. If you are seeking to rely on the Commission's temporary Rule 201(bb) for an offering initiated between March 1, 2021, and August 28, 2022, you will likely need to provide additional or different information than described in questions 2 and 29. When preparing responses to such questions, please carefully review temporary Rules 100(b)(7), 201(aa), 201(bb), and 304(e) and tailor your responses to those requirements as applicable.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1.   Name of issuer: The People's First Company, Inc.

ELIGIBILITY

2.   **The People's First Company, Inc.** certifies that all of the following statements are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The issuer has not made use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206.

3.   Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?   [X] No

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of The Company's fiscal year covered by the report.

Once posted, the annual report can be found on the following site: www.thepeoples.company

The issuer must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) The Company has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;

(3) The Company has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirement of Rule 202 of Regulation Crowdfunding.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Jeff McDermott	The People's First Company, Inc., CEO	Manage daily Company Operations and Corporate portfolio of hospitality real estate investments	May 24, 2023 - Present
	Venture Capital Eco System, BisonX Chairman	Investment Management Venture Capital and Real Estate	Jan 2023 - Present
	VENCÖSBA	Advisory, Angel Investment & Micro VC Firm focused on funds and SPV's in the $250k-$3m dollar range	Jun 2010 - Mar 2016
	The Branches Club, Founder & CEO	Managed Portfolio of private residence club with 12 resort locations throughout the US, Mexico and the Caribbean.	Jul 2004 - Sep 2011
Nick Edwards	The People's First Company, Inc., President and Board Director	Ran development and real estate acquisitions from short term rentals to medical and sports performance complexes across the United States and international destinations.	May 24, 2023 - Present
	Denver-area professional sports teams, President and CEO	Team Physiologist	Jan 2012 - Present

BIOGRAPHICAL INFORMATION



Jeff McDermott, Interim Chief Executive Officer
Jeff understands the dynamics involved with being an entrepreneur. Jeff started his own entrepreneurial journey when, from 2004 – 2011, he was the Founder and CEO of The Branches Club, a private residence club of single-family vacation rentals with 12 resort locations throughout the US, Mexico, and the Caribbean with a total portfolio value of $6.5 million.

Jeff has prior experience in Venture Capital and Angel Investing, serving as the Managing General Partner of VENCÖSBA Capital for over five years.

Jeff served as the Co-Founder and Chairman of The Fund School, an emerging managers selection program providing an online training program for those thinking about a career in Venture Capital or Fund Management.

Jeff is the Founder & Venture Builder of TFS Capital Management which is a firm that focuses on allocating to the next generation of aspiring fund managers. They have a $200 million dollar fund of funds that they deploy out of and they focus on GP stakes and direct LP allocations.

Additionally, Jeff is the Managing Partner of The Lights on Lab, a Startup Studio focused on launching and funding new startup/entrepreneurship ecosystems, startup programs, and investment firms, including Real Estate and Venture Capital.

Jeff always tries to innovate new startup programs, fund models, and ecosystems as he sees the void in these spaces and knows that the current models are outdated, inefficient, and ineffective. Helping others attempt their goals and dreams of entrepreneurship is his mission!

Fundraising is one of his specialties as he has raised millions of dollars for his Venture Building projects and funds.



Nick Edwards, President and Board Director
Nick is a former NDSU athlete and alumni known for his success in the health tech, medical and professional sports team arenas. From nothing, Nick has built many companies and exited, as well as participated in early stage investing, leading SPV's and funds. For years he has worked alongside founders to solve problems and help company visionaries scale and shift to operational personnel. As the outspoken member of the team, Nick challenges founders to truly understand product-market-fit and meet entrepreneurship head on.



BUSINESS AND ANTICIPATED BUSINESS PLAN

EXECUTIVE SUMMARY

The People's First Company ("The People's First Company," "TPFC", the "Company," "we," "us," or "our") is a pioneering asset management company focusing on hospitality real estate, including vacation homes, short-term rentals, golf courses, marinas, campgrounds, hotels, and resorts. TPFC aims to democratize access to private investment opportunities, allowing individuals of all financial backgrounds to participate and own equity in lucrative asset classes traditionally reserved for the wealthy elite.

Business Description

Mission:

To provide equitable access to investment opportunities in cash-flow generating real estate assets and empower individuals to build wealth, irrespective of their accreditation status or financial capacity.

Vision:

To become a global leader in hospitality real estate investments, creating a diverse and inclusive community of investors benefiting from the growth of tangible assets.

Core Values

- Inclusivity: Ensuring everyone has the opportunity to invest and grow with us.
- Transparency: Maintaining open and honest communication with our community of investors.
- Innovation: Constantly seeking creative solutions to break traditional investment barriers.
- Integrity: Upholding the highest standards of professionalism and ethical conduct.

Products and Services

Asset: The People's First Company intends to purchase a hospitality property ("Mountain Adventure Lodge") in Fairplay, Colorado. This property is close to Breckenridge, Colorado, a popular ski town, but a short distance away to feel secluded in the Colorado Mountains.

Amenities

- 3 bedroom, 2 bath $1 million dollar single family home with an additional bedroom/ bunkhouse/guest house detached from the main house
- Located south of Breckenridge, along a short scenic drive
- 3 acre property
- Fully furnished turn key vacation rental
- BBQ/Smoker
- Kitchen

- Wi-fi
- Free parking on premises
- Private hot tub - available all year
- Smart TV equipped for streaming
- In-unit washer/dryer
- Plenty of amenities for the kids

Geographic Amenities
- Fairplay, Colorado is most known for housing the Old West museum town South Park City, a TV show with the same name, and for being the trout fishing capital of Colorado because of its proximity to an abundance of great fishing destinations.
- Hiking - Wheeler Lake trail head is popular if you are looking for spectacular mountain views and an alpine lake at the end. It connects many popular 14ers including Quandary Peak, Mt. Lincoln, and Mt. Bross. Fairplay has access to 13 popular hiking destination in Colorado which makes it an ideal location for vacation rentals.
- North on State Highway 9 is the town of Breckenridge.
- Breckenridge is a mountain town best known for skiing, snowboarding, snowshoeing, cross country skiing, sledding, snow tubing, shopping, dining, and annual mountain festivals including the Summer Beer Fest and Oktoberfest.

Investment Opportunities: The Regulation CF Offering is providing investors with equity stakes in the Company, requiring investments as low as $200.

Market Analysis

Industry Overview
The hospitality real estate sector offers substantial opportunities, especially in vacation homes, resorts, and recreational facilities.

Marketing Strategy for the Property

TPFC intends to purchase the "Mountain Adventure Lodge" property and utilize the existing property management team who not only manages and maintains the property but also successfully markets vacation rentals. The current property management team will market the property through on-line platforms like AirBnB, HomeAway and other STR platforms. We pay management a fee based on bookings.

OPERATIONS PLAN

- **Asset Acquisition:** Using the initial capital raised to acquire cash-flowing hospitality real estate assets, The People's First Company intends to purchase "Mountain Adventure Lodge" in Fairplay, Colorado.
- **Asset Maintenance:** The "Mountain Adventure Lodge" will be maintained, renovated and furnished to meet market standard, if recommended by our third party consultancy team. TPFC and our consultant team will establish a budget and timeline for improvements and the

consultancy team will handle that process on our behalf. We will set aside a $50,000 upgrade budget for this property.

- **Community Engagement:** TPFC will regularly update and engage with our investor community through newsletters, webinars, and events.

- **Portfolio Management:** TPFC actively manages a diverse portfolio of properties across the US. Our property acquisitions and management ensures steady growth for optimal Company performance. By purchasing the "Mountain Adventure Lodge", investors secure a property that establishes equity in The People's First Company and year round returns.

FINANCIAL PLAN

Revenue Streams:
- Cash Flow: The Company generates income from the operation of hospitality bookings year round. The Company will hire external management to secure all bookings on our behalf for a management fee.

Funding Requirements:
- Initial Crowdfunding Round: The Company is raising $1.235 million via this Regulation CF round and using the proceeds for acquiring Mountain Adventure Lodge in Fairplay, Colorado as well as to cover legal expenses, working capital and external vendor expenses.
- Regulation A Fundraising Round: The Company plans a future round to raise additional capital and expand the portfolio.

Risk Management:
- Diversification: After the acquisition of this first property, our plan for diversification is to purchase properties in different luxury locations spread out across the globe which will give us a diversified portfolio of luxury cash flowing and appreciating real estate assets. Spreading investments across various types of hospitality assets to mitigate risk.
- Experienced Team: By leveraging the real estate and hospitality industry expertise of our team, the Company plans to make informed property development, operations and investment decisions. The Officers have decades of short term rental experience and they will be employing luxury short term rental consulting firms that have strategic and technical expertise.
- Cash Purchases: The Company plans to minimize debt load by paying cash for assets and using the 1031 exchange to offset capital gains.

CONCLUSION
The People's First Company is positioned to revolutionize the private investment landscape, offering a unique and inclusive opportunity for individuals to participate in the growth of hospitality real estate. With a strong commitment to our mission, a strategic operations plan, and a focus on community, TPFC is set to create value for our investors and challenge the norms of traditional investing.

RISK FACTORS

An investment in our Securities involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Securities offered by this Form C. The occurrence of any of the following risks could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Securities and the market price of our Securities, which could cause you to lose all or some of your investment in our Securities. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

RISKS RELATED TO THE COMPANY'S BUSINESS AND INDUSTRY

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Securities in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
In December 2019, a novel strain of corona virus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of our Securities. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company's business, results of operations, or financial condition. The extent to which COVID-19 affects the Company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the Company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network

security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Risks of real estate ownership that could affect the marketability and profitability of the properties.

There is no assurance that the Company's owned properties will be profitable or that cash from operations will be available for distribution to the shareholders. Because real estate, like many other types of long-term investments, historically has experienced significant fluctuations and cycles in value, specific market conditions may result in occasional or permanent reductions in the value of property interests. The marketability and value of the properties will depend upon many factors beyond the control of the Company, including (without limitation):

- changes in general or local economic conditions;
- changes in supply of or demand for competing properties in an area (e.g., as a result of over-building);
- changes in interest rates;
- the promulgation and enforcement of governmental regulations relating to land use and zoning restrictions, environmental protection and occupational safety;
- condemnation and other taking of property by the government;
- unexpected environmental conditions;
- changes in real estate taxes and any other operating expenses;
- energy and supply shortages and resulting increases in operating costs or the costs of materials and construction;
- various uninsured, underinsurance or uninsurable risks (such as losses from terrorist acts), including risks for which insurance is unavailable at reasonable rates or with reasonable deductibles; and

There are a number of risks involved in investing in development, redevelopment and undeveloped properties.

The Company anticipates that it will invest in existing properties that require varying degrees of development. Properties that involve development or redevelopment will be subject to the general real estate risks described above and will also be subject to additional risks, such as unanticipated delays or excess costs due to factors beyond the control of the Company. These factors may include (without limitation):

- strikes;
- adverse weather;
- governmental prohibition;
- epidemics;
- earthquakes and other "force majeure" events;
- changes in building plans and specifications;
- zoning, entitlement and regulatory concerns, including changes in laws, regulations, elected officials and government staff;
- material and labor shortages;
- increases in the costs of labor and materials; changes in construction plans and specifications; rising energy costs; and

- delays caused by the foregoing (which could result in unanticipated inflation, the expiration of permits, unforeseen changes in laws, regulations, elected officials and government staff, and losses due to market timing of any sale that is delayed).

Delays in completing any development or renovation project will cause corresponding delays in the receipt of operating income and, consequently, the distribution of any cash flow by the Company with respect to such property.

There are risks associated with buying contaminated real estate.

The Company may acquire or invest in properties with known environmental conditions for the purpose of remediating the contamination. Following completion of the remediation, such properties would generally be resold to a developer. Such investments would generally be made only in conjunction with an operating partner with specific expertise in such properties and only where the Company believes that the liabilities associated with owning an interest in such a property can be appropriately protected against through insurance, indemnification or otherwise.

Although not likely, properties invested in by the Company that may not comply with the Americans with Disabilities Act and other changes in governmental rules and regulations could have adverse consequences to the Company's profitability.

Under the Americans with Disabilities Act of 1990 (the "ADA"), all public properties are required to meet certain federal requirements related to access and use by disabled persons. Properties acquired by the Company or in which it makes a property investment may not be in compliance with the ADA. If a property is not in compliance with the ADA, then the Company may be required to make modifications to such property to bring it into compliance, or face the possibility of imposition, or an award, of damages to private litigants. In addition, changes in governmental rules and regulations or enforcement policies affecting the use or operation of the properties, including changes to building, fire and life-safety codes, may occur which could have adverse consequences to the Company.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.
The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

RISKS RELATED TO THE OFFERING

There can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.
The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.
The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.
If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the

Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.
There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

RISKS RELATED TO THE SECURITIES

There is currently no trading market for our securities. An active market in which investors can resell their Securities may not develop.
There is currently no public trading market for any Securities, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Securities at any price. Accordingly, you may have no liquidity for your Securities. Even if a public or private market does develop, the market price of the Securities could decline below the amount you paid for your Securities.

There may be state law restrictions on an Investor's ability to sell the Securities.
Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding

registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Securities. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.

Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, four security holders beneficially own 100% of outstanding shares of Common Voting Stock of the Company. These security holders may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. These security holders may have shares that are different from yours. For example, these security holders may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these security holders could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.
The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.
The Offering of Securities at $1.00 per Share by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $0.00001. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below

the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING AND THE SECURITIES

THE OFFERING

The Company is currently seeking to raise funding of up to $1,235,000 through the sale of up to 1,235,000 shares of Non-Voting Common Stock, based on a valuation of $0.00001. This funding will allow for the purchase of a hospitality opportunity in Fairplay, Colorado, the "Mountain Adventure Lodge".

OWNERSHIP AND CAPITAL STRUCTURE
Principal Holders of Outstanding Securities

Name of Holder	Class of Shares	Number of Shares Held Prior to Offering	Percentage (%) of Shares Held Prior to Offering	Percentage (%) of Voting Power Prior to Offering
BisonX	Voting Common	1,200,000	46.154%	46.154%
Speedbag Ventures	Voting Common	600,000	23.077%	23.077%
Nick Edwards	Voting Common	600,000	23.077%	23.077%
Christianson Companies	Voting Common	200,000	7.692%	7.692%

Classes of Securities of the Company

The People's First Company, Inc. ("The People's First Company," "TPFC", the "Company"), is offering a minimum amount of $50,000 (the "Target Offering Amount") and up to a maximum amount of $1,235,000 (the "Maximum Offering Amount") of Non-Voting Common Stock at $1.00 per share, par value $0.00001 per share (the "Securities") on a best efforts basis as described in this Form C (this "Offering"). The Offering will be terminated no later than April 25, 2025 (the "Offering Deadline"). The Company has a total of 14,000,000 authorized shares consisting of (a) 10,000,000 shares of Common Stock, par value $0.00001 per share (the "Common Stock" or the "Share(s)"), of which 4,000,000 shares are hereby designated Voting Common Stock (the "Voting Common Stock") and 6,000,000 shares are hereby designated Non-Voting Common Stock (the "Non-Voting Common Stock"), and (b) 4,000,000 shares of Preferred Stock (the "Preferred Stock"), $0.00001 par value per share. As of the date of this Offering, 2,600,000 shares of Voting Common Stock were issued and outstanding in the Company. 100% of issued shares prior to the Offering are shares of Voting Common Stock issued to BisonX, Speedbag Ventures, Nick Edwards, and Christianson Companies.

The Company is offering 1,235,000 shares of Non-Voting Common Stock at $1.00 per share, par value $0.00001 per share (the "Securities") on a best efforts basis. Assuming Maximum Proceeds are raised, there will be 1,235,000 shares of Non-Voting Common Stock issued in the Company with the shares sold through this Offering equaling 100% ownership of issued shares of Non-Voting Common Stock and 32.20% ownership of issued shares of Common Stock in the Company post offering.

The shares sold are shares of Non-Voting Common Stock that have no voting rights within the Company. At this time, shares of Preferred Stock and shares of Voting Common Stock are not being offered.

How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Purchasers of the Securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the Company or the composition of its board of directors.

We plan to do another round via a Regulation A+ offering which will be selling the available shares of Non-Voting Common Stock. Purchasers of the Securities offered are entitled no anti-dilution rights and therefore future equity financings may dilute their ownership percentage to the Issuer.

Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No, there are no additional differences.

How could the exercise of rights held by the principal security holders identified in the Ownership Table above affect the purchasers of the securities being offered?

The principal security holders are holders of shares of Voting Common Stock. Majority shareholders as well as the board of directors have full say over how the Company is to be operated. The Investors of the securities offered have no voting rights over the affairs of the Company.

How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

Value per share is based on the par value of the original issuing price. There has been no mark-up on share price since the Company's inception.

Share value will be priced on an annual basis and the total price per share will be based on the total assets under management approach which is the total asset value of the whole portfolio of properties including cash flow and any depreciation.

Outstanding Capital Stock:

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Voting Common Stock
Amount Outstanding	2,600,000
Par Value Per Share	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Share issued pursuant to Regulation CF	There may be the possibility of stock dilution if the Company issues new stock to new investors.

What are the risks to purchasers associated with corporate actions (including additional issuance, related party transactions, conflicts of interest)?

There may be the possibility of stock dilution if the Company issues new stock to new investors in future rounds of financing.

Other Material Terms
The Company does not have the right or obligation to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. The Company currently has no transactions with related persons.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the Issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent,

sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Delivery of Securities

The Company will complete the transaction and deliver the shares of Non-Voting Common Stock to Investors through the Intermediary, who will subsequently notify Investors of the completion of such transaction.

Cancellation

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

INDEBTEDNESS

The Company does not have any outstanding debt.

PREVIOUS OFFERINGS OF SECURITIES

Does the issuer have an operating history? ☐ **Yes** ☒ **No**

MANAGEMENT DISCUSSION AND ANALYSIS

THE PEOPLE'S FIRST COMPANY

Introduction

This Management Discussion and Analysis provides an overview of the financial condition, liquidity, capital resources, and operational performance of The People's First Company as of November 1, 2023. The Company is a startup in the initial stages of operation, focused on acquiring cash flow generating real estate in the hospitality sector.

Financial Condition

The Company was recently established with an initial investment of $200,000 from an early investor/ partner. This capital has been instrumental in setting up the Company, hiring the initial team, and preparing for a crowdfunding campaign to further fund our operations and investment activities. Currently, the Company has no significant assets or liabilities on its balance sheet.

Liquidity

The Company maintains a satisfactory level of working capital, deemed sufficient to launch the forthcoming crowdfunding campaign and initiate investments into selected properties. Our liquidity position allows for making necessary down payments or deposits on potential acquisitions. The working capital and marketing expenditures are variable, and all obligations have been fulfilled to ensure a successful setup for the crowdfunding campaign. To date, the Company has not faced any liquidity issues.

Capital Resources

The primary source of capital for the Company has been investor funding. We are at the cusp of launching a crowdfunding campaign, with the aim of raising additional capital for asset acquisitions, marketing, and staffing needs. The success of this campaign will guide our decision-making in terms of property selection and investment size, ensuring alignment with our cash flow and growth projections.

Historical Results of Operations

Given that the Company is a new venture, there is limited historical financial performance to report. All accounts payable and accounts receivable are current, reflecting a stable financial position. The major expenses incurred thus far include legal setup costs and initial staffing. These are non-recurring and were essential for establishing the Company's foundation.

Future Outlook and Trends

We perceive a strategic opportunity in the hospitality real estate sector, targeting properties that we believe will generate steady cash flows and appreciate in value over time. The Company has assembled a robust team of real estate professionals, entrepreneurs, agents, and property management experts to ensure informed decision-making across various U.S. markets.

Our growth strategy involves minimizing debt load through all-cash property purchases, mitigating financial risk, and ensuring a stable financial footing. We are cognizant of potential risks and industry-specific challenges, particularly in the current political and geopolitical climate, and remain vigilant and prepared to adapt our strategies as necessary.

Offering Proceeds

The proceeds from the crowdfunding campaign will be allocated towards property acquisitions, marketing initiatives, and staffing. We anticipate that the influx of capital will bolster our liquidity, enabling strategic property acquisitions and operational scaling.

Other Sources of Capital

While the Company does not currently have access to lines of credit or other forms of external financing, we have garnered sustained interest from various parties expressing intent to invest in future funding rounds, providing potential additional sources of capital.

Risks and Uncertainties

The Company is proactive in managing risks, particularly through our strategy of all-cash property acquisitions, thereby reducing our exposure to debt-related vulnerabilities. We acknowledge that the real estate sector, and our operations, could be influenced by broader economic and political factors, and remain committed to agility and resilience in our strategic approach.

Regulatory and Compliance

The Company is not currently aware of any regulatory challenges or compliance issues that could materially impact our financial condition or operations.

COVID-19 or Other External Impacts

To date, the Company has not been directly affected by COVID-19 or any other external events. We remain vigilant and committed to adapting our operations and strategies to navigate any potential future challenges that may arise.

In conclusion, The People's First Company is in a stable financial position, poised for growth, and prepared to navigate the opportunities and challenges ahead. We remain committed to transparency, strategic agility, and delivering value to our stakeholders.

USE OF PROCEEDS

The following table illustrates how the Company intends to use the net proceeds received through this Offering. The figures below are not inclusive of payments to financial and legal service providers and escrow-related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Minimum Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees*	3%	$1,500	3%	$37,050
Filing Costs and Legal	16%	$8,000	16%	$200,000
Property Acquisitions	76%	$38,000	63%	$777,950
Marketing	0%	$0	8%	$100,000
Working Capital	5%	$2,500	10%	$120,000
Total	100%	$50,000	100%	$1,235,000

*Rialto Markets, LLC shall take a one percent (1%) equity stake in the Company and three percent (3%) commission of the funds raised in the Offering.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company will complete the transaction and deliver securities to investors through the Intermediary, who will subsequently notify investors of the completion of such transaction.

Investors may cancel an investment by contacting the Company or the Intermediary and providing notification of their intent to cancel an investment.

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

FORWARD-LOOKING STATEMENTS DISCLOSURE

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

The Peoples First Company, Inc.

Financial Statements and Report of Independent Certified Public Accountants

December 31, 2023

The Peoples First Company, Inc.



INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
The People's First Company, Inc.:

We have audited the accompanying financial statements of **The People's First Company, Inc.** (the "Company"), which comprise the balance sheet as of December 31, 2023, and the related statements of operations, changes in stockholders' deficit and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations, and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com



In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, at December 31, 2023, the Company had an accumulated deficit of $29,810. The net cash used in operating activities for the year ended December 31, 2023 totaled $21,310. Management's evaluation of the events and conditions and management's plans regarding those matters also are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida
April 2, 2024

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
also d/b/a McNAMARA and ASSOCIATES, PLLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

The People's First Company, Inc.
Balance Sheet
As of December 31, 2023

ASSETS		
Current Assets		
Cash	$	3,690
Total Current Assets		3,690
TOTAL ASSETS	$	3,690
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current Liabilities		
Accounts Payable	$	8,500
Total Current Liabilities		8,500
Stockholders' deficit		
Common stock $0.00001 par; 12,000,000 shares authorized; 2,960,000 issued and outstanding as of December 31, 2023		-
Additional paid in capital		25,000
Accumulated deficit		(29,810)
		(4,810)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	3,690

The accompanying notes are an integral part of this financial statement.

The People's First Company, Inc.
Statement of Operations
For the period from May 24, 2023 to December 31, 2023

REVENUE	$	-
EXPENSES		
General & Administrative		24,810
Legal fees		5,000
Total operating expenses		29,810
LOSS FROM OPERATIONS		(29,810)
Income tax expense		-
NET LOSS	$	(29,810)

The accompanying notes are an integral part of this financial statement.

The People's First Company, Inc.
Statement of Stockholders' Deficit
For the period from May 24, 2023 to December 31, 2023

	Common Stock		Additional Paid	Accumulated	Total Stockholders'
	Shares	Amount	In Capital	Deficit	Deficit
May 24, 2023		$ -	$ -	$ -	$ -
Issuance of common stock	2,960,000	-	-	-	-
Contributions			25,000	-	25,000
Net loss				(29,810)	(29,810)
December 31, 2023	2,960,000	$ -	$ 25,000	$ (29,810)	$ (4,810)

The accompanying notes are an integral part of this financial statement.

The People's First Company, Inc.
Statement of Cash Flows
For the period from May 24, 2023 to December 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(29,810)
Adjustments to reconcile net loss		
to net cash used by operating activities:		
Increase (decrease) in cash resulting from changes in:		
Accounts payable		8,500
Net cash used by operating activities		(21,310)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions		25,000
Net cash provided by financing activities		25,000
NET INCREASE IN CASH		3,690
Cash at beginning of year		-
Cash at end of year	$	3,690
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for income taxes	$	-

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Operations

The Peoples First Company, Inc ("The Company") was incorporated on May 24, 2023 in the state of Delaware. The Company's headquarters is in Fargo, ND. The Company is developing a portfolio of short-term rentals and hospitality industry real estate assets. The Company is in the development phase and planning to acquire its first asset and holdings. The company will continue to purchase similar assets in the 1M-5M range with high rental rates across the US in vacation rental destinations and urban areas.

2. Summary of Significant Accounting Polices

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2021, the Company had cash of $3,690 maintained in U.S. bank accounts, of which all U.S. bank account balances were below the $250,000 FDIC coverage limit.

Revenue Recognition

The Company has not generated any revenue yet.

Fixed Assets

The Company has not purchased any assets yet. Development is in the initial infrastructure pre purchase phase currently.

Use of Estimates

Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

Income Taxes

The Company accounts for income tax using the asset and liability method prescribed by ASC 740, "Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax that will be in effect in the year in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. The Company evaluated its tax positions and determined it has no uncertain tax positions as of December 31, 2021. The Company's tax returns are subject to income tax examinations generally for a period of three years from the date of filing. The Company is current on its' Delaware Franchise tax, all taxes and in good standing with the state.

3. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. For the period ended December 31, 2023, the Company incurred net losses of $29,810. The net cash used in operating activities for the period ended December 31, 2023 was the same.

The ability of the Company to continue as a going concern is dependent upon acquisition of assets and obtaining additional capital. While the Company believes in the viability of its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include adjustments to reflect the possible effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

4. Stockholders' Deficit

The Corporation is authorized to issue two classes of stock, which shall be designated common stock and preferred stock as noted on incorporation documents. During the year ending December 31, 2023, the Company issued 2,960,000 Founders Shares of voting common stock and received a $25,000 capital contribution from a Stockholder.

5. Equity Raise

The Company has started to raise money under a Regulation CF funding round in the form of a stock purchase with an initial price for preferred shares at $1.00 per share.

6. Related Party Transactions

During the period ending December 31, 2023 the Company hired Blacksmith Ventures on a consulting basis for work completed in the amount totaling $16,250. The costs of these services is reflected in general and administrative expenses in the accompanying statement of operations.

7. Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

8. Subsequent Events

Subsequent events have been evaluated through April 2, 2024 which is the date the financial statements were available to be issued.

As of December 31, 2023 the following events have taken place: The Company entered the short-term rental space and has done its diligence on its first asset purchase, cap rate, rental rates and financial stability of the asset and ROI for its investors.

EXHIBIT B: SUBSCRIPTION PROCESS

THE SECURITIES DESCRIBED IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED WITH OR APPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"), NOR HAS THE COMMISSION OR ANY APPLICABLE STATE OR OTHER JURISDICTION'S SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS MEMORANDUM OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL. NONE OF THE SECURITIES MAY BE RESOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS THE TRANSACTION EFFECTING SUCH DISPOSITION IS REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR AN EXEMPTION THEREFROM IS AVAILABLE AND THE COMPANY RECEIVES AN OPINION OF COUNSEL ACCEPTABLE TO IT THAT SUCH REGISTRATION IS NOT REQUIRED PURSUANT TO SUCH EXEMPTION.

SUBSCRIPTION AGREEMENT

To the Undersigned Purchaser, please review and execute the following:

The People's First Company, Inc., a Delaware corporation (the "Company"), hereby agrees with you (in the case of a subscription for the account of one or more trusts or other entities, "you" or "your" shall refer to the trustee, fiduciary or representative making the investment decision and executing this Subscription Agreement (this "Agreement"), or the trust or other entity, or both, as appropriate) as follows:

1) Sale and Purchase of Non-Voting Common Stock (the "Non-Voting Common Stock" or "Share(s)"). The Company has been formed under the laws of the State of Delaware and is governed by bylaws in the form attached hereto as an Exhibit to the Private Placement Memorandum, as the same may be modified in accordance with the terms of any amendment thereto (the "Bylaws"). Capitalized terms used herein without definition have the meanings set forth in the Private Placement Memorandum and Bylaws.

Subject to the terms and conditions of this Agreement and in reliance upon the representations and warranties of the respective parties contained herein:

- the Company and Rialto Markets LLC, the Company's approved broker dealer (the "Intermediary"), agree to sell to you, and you irrevocably subscribe for and agree to purchase from the Company, an equity interest as a shareholder (a "Shareholder") in the Company (a "Non-Voting Common Stock" or a "Share"); and

- the Company, its board of directors (the "Board") and the Intermediary agree that you shall be registered as a Shareholder, upon the terms and conditions, and in consideration of your agreement to be bound by the terms and provisions of the Bylaws and this Agreement, with an investment amount equal to the amount set forth opposite your signature at the end of this Agreement (the "Investment").

Subject to the terms and conditions hereof and of the Bylaws, your obligation to subscribe and pay for your Shares shall be complete and binding upon the execution and delivery of this Agreement.

2) Other Subscriptions. The Company may enter into separate but substantially identical subscription agreements (the "Other Subscription Agreements" and, together with this Agreement, the "Subscription Agreements") with other purchasers (the "Other Purchasers"), providing for the sale to the Other Purchasers of Shares and the registration of the Other Purchasers as Shareholders. This Agreement and the Other Subscription Agreements are separate agreements, and the sales of Shares to you and the Other Purchasers are to be separate sales.

3)   **Closing.** The closing (the "Closing") of the sale to you and your subscription for and purchase by you of the Shares, and your registration as a Shareholder shall take place at the discretion of the Board. At the Closing, and upon satisfaction of the conditions set out in this Agreement, the Board will list you as a Shareholder in the Company's Stock Register Book.

4)   **Conditions Precedent to Your Obligations.**

a) The Conditions Precedent. Your obligation to subscribe for your Shares and be registered as a Shareholder at the Closing is subject to the fulfillment (or waiver by you), prior to or at the time of the Closing, of the following conditions:

    i)   Bylaws. The Bylaws shall have been duly authorized, executed and delivered by or on behalf of the Board. Each Other Purchaser that is to be registered as a Shareholder as of the Closing shall have duly authorized, executed and delivered a counterpart of the Bylaws or authorized its execution and delivery on its behalf. The Bylaws shall be in full force and effect.

    ii)   Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects when made and at the time of the Closing, except as affected by the consummation of the transactions contemplated by this Agreement or the Bylaws.

    iii)   Performance. The Company shall have duly performed and complied in all material respects with all agreements and conditions contained in this Agreement required to be performed or complied with by it prior to or at the Closing.

    iv)   Legal Investment. On the Closing Date your subscription hereunder shall be permitted by the laws and regulations applicable to you.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, you shall, at your election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights you may have by reason of such nonfulfillment. If you elect to be relieved of your obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

5)   **Conditions Precedent to the Company's Obligations.**

a) The Conditions Precedent. The obligations of the Company and the Board to issue to you the Shares and to register you as a Shareholder at the Closing shall be subject to the fulfillment (or waiver by the Company) prior to or at the time of the Closing, of the following conditions:

    i)   Bylaws. Any filing with respect to the formation of the Company required by the laws of the State of Delaware shall have been duly filed in such place or places as are required by such laws. A counterpart of the Bylaws shall have been duly authorized, executed and delivered by or on behalf of you and each of such Other Purchasers. The Bylaws shall be in full force and effect.

    ii)   Representations and Warranties. The representations and warranties made by you shall be true and correct when made and at the time of the Closing.

    iii)   Performance. You shall have duly performed and complied with all agreements and conditions contained in this Agreement required to be performed or complied with by you prior to or at the time of the Closing.

b) Nonfulfillment of Conditions. If at the Closing any of the conditions specified shall not have been fulfilled, the Company shall, at the Board's election, be relieved of all further obligations under this Agreement and the Bylaws, without thereby waiving any other rights it may have by reason of such nonfulfillment. If the Board elects for the Company to be relieved of its obligations under this Agreement pursuant to the foregoing sentence, the Bylaws shall be null and void as to you and the power of attorney contained herein shall be used only to carry out and effect the actions required by this sentence, and the Company shall take, or cause to be taken, all steps necessary to nullify the Bylaws as to you.

6)   **Representations and Warranties of the Company.**

a)   The Representations and Warranties. The Company represents and warrants that:

i)   Formation and Standing. The Company is duly formed and validly existing as a corporation under the laws of the State of Delaware and, subject to applicable law, has all requisite power and authority to carry on its business as now conducted and as proposed to be conducted as described in the Private Placement Memorandum relating to the private offering of Non-Voting Common Stock by the Company (together with any amendments and supplements thereto, the "Offering Memorandum"). The Board has all requisite corporation power and authority to act as management of the Company and to carry out the terms of this Agreement and the Bylaws applicable to it.

ii)   Authorization of Agreement. The execution and delivery of this Agreement has been authorized by all necessary action on behalf of the Company and this Agreement is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. The execution and delivery by the Board of the Bylaws has been authorized by all necessary action on behalf of the Board and the Bylaws are legal and valid.

iii)   Compliance with Laws and Other Instruments. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or other instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Company or its business or properties. The execution and delivery of the Bylaws and the consummation of the transactions contemplated thereby will not conflict with or result in any violation of or default under any provision of the Bylaws, or any agreement or instrument to which the Company is a party or by which it or any of its properties is bound, or any permit, franchise, judgment, decree, statute, order, rule or regulation applicable to the Board or its businesses or properties.

iv)   Offer of Non-Voting Common Stock. Neither the Company nor anyone acting on its behalf has taken any action that would subject the issuance and sale of the Shares to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act").

v)   Investment Company Act. The Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Board is not required to register as an "investment adviser" under the Investment Advisers Act of 1940, as amended (the "Advisers Act").

vi)   Company Litigation. Prior to the date hereof, there is no action, proceeding or investigation pending or, to the knowledge of the Board or the Company, threatened against the Company.

vii)   Disclosure. The Offering Memorandum, when read in conjunction with this Agreement and the Bylaws, does not as of the date hereof contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

b) Survival of Representations and Warranties. All representations and warranties made by the Company shall survive the execution and delivery of this Agreement, any investigation at any time made by you or on your behalf and the issue and sale of Non-Voting Common Stock.

7)   Representations and Warranties of the Purchaser.

a) The Representations and Warranties. You represent and warrant to the Board, the Company and each other Person that is, or in the future becomes, a Shareholder that each of the following statements is true and correct as of the Closing Date:

i)   Accuracy of Information. All of the information provided by you to the Company and the Board is true, correct and complete in all respects. Any other information you have provided to the Board or the Company about you is correct and complete as of the date of this Agreement and at the time of Closing.

ii)   Offering Memorandum; Advice. You have either consulted your own investment adviser, attorney or accountant about the investment and proposed purchase of the Non-Voting Common Stock and its suitability to you, or chosen not to do so, despite the recommendation of that course of action by the Board and Company. Any special acknowledgment set forth below with respect to any statement contained in the Offering Memorandum shall not be deemed to limit the generality of this representation and warranty.

(1)   You have received a copy of the Private Placement Memorandum and the form of the Bylaws and you understand the risks of, and other considerations relating to, a purchase of Non-Voting Common Stock, including the risks set forth under the caption "Risk Factors" in the Private Placement Memorandum. You have been given access to, and prior to the execution of this Agreement you were provided with an opportunity to ask questions of, and receive answers from, the Board concerning the terms and conditions of the offering of Non-Voting Common Stock, and to obtain any other information which you and your investment representative and professional advisors requested with respect to the Company and your investment in the Company in order to evaluate your investment and verify the accuracy of all information furnished to you regarding the Company. All such questions, if asked, were answered satisfactorily and all information or documents provided were found to be satisfactory.

iii)   Investment Representation and Warranty. You are acquiring your Non-Voting Common Stock for your own account or for one or more separate accounts maintained by you or for the account of one or more pension or trust funds of which you are trustee as to which you are the sole qualified professional asset manager within the meaning of Prohibited Transaction Exemption 84-14 (a "QPAM") for the assets being contributed hereunder, in each case not with a view to or for sale in connection with any distribution of all or any part of such Interest. You hereby agree that you will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of Non-Voting Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Non-Voting Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws, and with the terms of the Bylaws. If you are purchasing for the account of one or more pension or trust funds, you represent that (except to the extent you have otherwise advised the Company in writing prior to the date hereof) you are acting as sole trustee or sole QPAM for the assets being contributed hereunder and have sole investment discretion with respect to the acquisition of the Non-Voting Common Stock to be purchased by you pursuant to this Agreement, and the determination and decision on your behalf to purchase such Non-Voting Common Stock for such pension or trust funds is being made by the same individual or group of individuals who customarily pass on such investments, so that your decision as to purchases for all such funds is the result of such study and conclusion.

iv)   Representation of Investment Experience and Ability to Bear Risk. You (i) are knowledgeable and experienced with respect to the financial, tax and business aspects of the ownership of the Non-Voting Common Stock and of the business contemplated by the Company and are capable of evaluating the risks and merits of purchasing the Non-Voting Common Stock and, in making a decision to proceed with this investment, have not relied upon any representations, warranties or agreements, other than those set forth in this Agreement, the Offering Memorandum and the Bylaws, if any; and (ii) can bear the economic risk of an investment in the Company for an indefinite period of time, and can afford to suffer the complete loss thereof.

v)   Accredited Investor. You are an "Accredited" investor within the meaning of Section 501 of Regulation D promulgated under the Securities Act.

vi)   No Investment Company Issues. If you are an entity, (i) you were not formed, and are not being utilized, primarily for the purpose of making an investment in the Company and (ii) either (A) all of your outstanding securities (other than short-term paper) are beneficially owned by one Person, (B) you are not an investment company under the Investment Company Act or a "private investment company" that avoids registration and regulation under the Investment Company Act based on the exclusion provided by Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or (C) you have delivered to the Board a representation and covenant as to certain matters under the Investment Company Act satisfactory to the Board.

vii)   Certain ERISA Matters. You represent that:

(1) except as described in a letter to the Board dated at least five (5) days prior to the date hereof, no part of the funds used by you to acquire the Non-Voting Common Stock constitutes assets of any "employee benefit plan" within the meaning of Section 3(3) of ERISA, either directly or indirectly through one or more entities whose underlying assets include plan assets by reason of a plan's investment in such entities (including insurance company separate accounts, insurance company general accounts or bank collective investment funds, in which any such employee benefit plan (or its related trust) has any interest); or

(2) if Non-Voting Common Stock is being acquired by or on behalf of any such plan (any such purchaser being referred to herein as an "ERISA Shareholder"), (A) such acquisition has been duly authorized in accordance with the governing holding of the Non-Voting Common Stock do not and will not constitute a "non-exempt prohibited transaction" within the meaning of Section 406 of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (i.e., a transaction that is not subject to an exemption contained in ERISA or in the rules and regulations adopted by the U.S. Department of Labor (the "DOL") thereunder). The foregoing representation shall be based on a list of the Other Purchasers to be provided by the Board to each ERISA Shareholder prior to the Closing. You acknowledge that the Board of the Company, is not registered as an "investment adviser" under the Investment Advisers Act and that as a Shareholder you will have no right to withdraw from the Company except as specifically provided in the Bylaws. If, in the good faith judgment of the Board, the assets of the Company would be "plan assets" (as defined in DOL Reg. § 2510.3-101 promulgated under ERISA, as it may be amended from time to time) of an employee benefit plan (assuming that the Company conducts its business in accordance with the terms and conditions of the Bylaws and as described in the Offering Memorandum), then the Company and each ERISA Shareholder will use their respective best efforts to take appropriate steps to avoid the Board's becoming a "fiduciary" (as defined in ERISA) as a result of the operation of such regulations. These steps may include (x) selling your Interest (if you are an ERISA Shareholder) to a third party which is not an employee benefit plan,

or (y) making any appropriate applications to the DOL, but the Board shall not be required to register as an "investment adviser" under the Advisers Act.

(a) If you are an ERISA Shareholder, you further understand, agree and acknowledge that your allocable share of income from the Company may constitute "unrelated business taxable income" ("UBTI") within the meaning of section 512(a) of the Code and be subject to the tax imposed by section 511(a)(1) of the Code. You further understand, agree and acknowledge that the Company neither makes nor has made any representation to it as to the character of items of income (as UBTI or otherwise) allocated (or to be allocated) to its shareholder (including ERISA Shareholders) for federal, state, or local income tax purposes. You (prior to becoming a shareholder of the Company) have had the opportunity to consider and discuss the effect of your receipt of UBTI with independent tax counsel of your choosing, and upon becoming a shareholder of the Company voluntarily assume the income tax and other consequences resulting from the treatment of any item of the Company's income allocated to you as UBTI. The Company shall not be restricted or limited in any way, or to any degree, from engaging in any business, trade, loan, or investment that generates or results in the allocation of UBTI to you or any other ERISA Shareholder, nor shall the Company have any duty or obligation not to allocate UBTI to you or any other ERISA Shareholder. You hereby release the Company and all of its other shareholders from any and all claims, damages, liability, losses, or taxes resulting from the allocation to you by the Company of UBTI.

viii)   Suitability. You have evaluated the risks involved in investing in the Non-Voting Common Stock and have determined that the Non-Voting Common Stock is a suitable investment for you. Specifically, the aggregate amount of the investments you have in, and your commitments to, all similar investments that are illiquid is reasonable in relation to your net worth, both before and after the subscription for and purchase of the Non-Voting Common Stock pursuant to this Agreement.

ix)   Transfers and Transferability. You understand and acknowledge that the Non-Voting Common Stock has not been registered under the Securities Act or any state securities laws and are being offered and sold in reliance upon exemptions provided in the Securities Act and state securities laws for transactions not involving any public offering and, therefore, cannot be resold or transferred unless they are subsequently registered under the Securities Act and such applicable state securities laws or unless an exemption from such registration is available. You also understand that the Company does not have any obligation or intention to register the Non-Voting Common Stock for sale under the Securities Act, any state securities laws or of supplying the information which may be necessary to enable you to sell the Non-Voting Common Stock; and that you have no right to require the registration of the Non-Voting Common Stock under the Securities Act, any state securities laws or other applicable securities regulations. You also understand that sales or transfers of Non-Voting Common Stock are further restricted by the provisions of the Bylaws.

(1) You represent and warrant further that you have no contract, understanding, agreement or arrangement with any person to sell or transfer or pledge to such person or anyone else any of the Non-Voting Common Stock for which you hereby subscribe (in whole or in part); and you represent and warrant that you have no present plans to enter into any such contract, undertaking, agreement or arrangement.

(2) You understand that the Non-Voting Common Stock cannot be sold or transferred without the prior written consent of the Board, which consent may be withheld in its sole and absolute discretion and which consent will be withheld if any such transfer could cause the Company to become subject to regulation under federal law as an investment company or would subject the Company to adverse tax consequences.

(3) You understand that there is no public market for the Non-Voting Common Stock; any disposition of the Non-Voting Common Stock may result in unfavorable tax consequences to you.

(4) You are aware and acknowledge that, because of the substantial restrictions on the transferability of the Non-Voting Common Stock, it may not be possible for you to liquidate your investment in the Company readily, even in the case of an emergency.

x)   Residence. You maintain your domicile at the address shown in the signature page of this Subscription Agreement and you are not merely transient or temporarily resident there.

xi)   Publicly-Traded Company. By the purchase of the Non-Voting Common Stock in the Company, you represent to the Board and the Company that (i) you have neither acquired nor will you transfer or assign any Non-Voting Common Stock you purchase (or any interest therein) or cause any such Non-Voting Common Stock (or any interest therein) to be marketed on or through an "established securities market" or a "secondary market" (or the substantial equivalent thereof) within the meaning of Section 7704(b)(1) of the Code, including, without limitation, an over the-counter-market or an interdealer quotation, system that regularly disseminates firm buy or sell quotations; and (ii) you either (A) are not, and will not become, a partnership, Subchapter S corporation, or grantor trust for U.S. Federal income tax purposes, or (B) are such an entity, but none of the direct or indirect beneficial owners of any of the Non-Voting Common Stock in such entity have allowed or caused, or will allow or cause, 80 percent or more (or such other percentage as the Board may establish) of the value of such Non-Voting Common Stock to be attributed to your ownership of Non-Voting Common Stock in the Company. Further, you agree that if you determine to transfer or assign any of your Non-Voting Common Stock pursuant to the provisions of the Bylaws you will cause your proposed transferee to agree to the transfer restrictions set forth therein and to make the representations set forth in (i) and (ii) above.

xii)   Awareness of Risks; Taxes. You represent and warrant that you are aware (i) that the Company has limited operating history; (ii) that the Non-Voting Common Stock involve a substantial degree of risk of loss of its entire investment and that there is no assurance of any income from your investment; and (iii) that any federal and/or state income tax benefits which may be available to you may be lost through the adoption of new laws or regulations, to changes to existing laws and regulations and to changes in the interpretation of existing laws and regulations. You further represent that you are relying solely on your own conclusions or the advice of your own counsel or investment representative with respect to tax aspects of any investment in the Company.

xiii)   Capacity to Contract. If you are an individual, you represent that you are over 21 years of age and have the capacity to execute, deliver and perform this Subscription Agreement and the Bylaws. If you are not an individual, you represent and warrant that you are a corporation, partnership, association, joint stock company, trust or unincorporated organization, and were not formed for the specific purpose of acquiring the Non-Voting Common Stock.

xiv)   Power, Authority; Valid Agreement. (i) You have all requisite power and authority to execute, deliver and perform your obligations under this Agreement and the Bylaws and to subscribe for and purchase or otherwise acquire your Non-Voting Common Stock; (ii) your execution of this Agreement and the Bylaws has been authorized by all necessary corporate or other action on your behalf; and (iii) this Agreement and the Bylaws are each valid, binding and enforceable against you in accordance with their respective terms.

xv)   No Conflict: No Violation. The execution and delivery of this Agreement and the Bylaws by you and the performance of your duties and obligations hereunder and thereunder (i) do not and will not result in a breach of any of the terms, conditions or provisions of, or constitute a default under (A) any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (B) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness, or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject; (ii) do not require any authorization or approval under or pursuant to any of the foregoing; or (iii) do not violate any statute, regulation, law, order, writ, injunction or decree to which you or any of your Affiliates is subject.

xvi)   No Default. You are not (i) in default (nor has any event occurred which with notice, lapse of time, or both, would constitute a default) in the performance of any obligation, agreement or condition contained in (A) this Agreement or the Bylaws, (B) any provision of any charter, bylaws, trust agreement, partnership agreement or other governing instrument applicable to you, (C) (1) any indenture, mortgage, deed of trust, credit agreement, note or other evidence of indebtedness or any lease or other agreement or understanding, or (2) any license, permit, franchise or certificate, in either case to which you or any of your Affiliates is a party or by which you or any of them is bound or to which your or any of their properties are subject, or (ii) in violation of any statute, regulation, law, order, writ, injunction, judgment or decree applicable to you or any of your Affiliates.

xvii)   No Litigation. There is no litigation, investigation or other proceeding pending or, to your knowledge, threatened against you or any of your Affiliates which, if adversely determined, would adversely affect your business or financial condition or your ability to perform your obligations under this Agreement or the Bylaws.

xviii) Consents. No consent, approval or authorization of, or filing, registration or qualification with, any court or Governmental Authority on your part is required for the execution and delivery of this Agreement or the Bylaws by you or the performance of your obligations and duties hereunder or thereunder.

b) Survival of Representations and Warranties. All representations and warranties made by you in Section 7 of this Agreement shall survive the execution and delivery of this Agreement, as well as any investigation at any time made by or on behalf of the Company and the issue and sale of the Non-Voting Common Stock.

c) Reliance. You acknowledge that your representations, warranties, acknowledgments and agreements in this Agreement will be relied upon by the Company in determining your suitability as a purchaser of the Non-Voting Common Stock.

d) Further Assurances. You agree to provide, if requested, any additional information that may be requested or required to determine your eligibility to purchase the Non-Voting Common Stock.

e) Indemnification. You hereby agree to indemnify the Company and any Affiliates and to hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to or arising out of a breach or representation, warranty or agreement by you, whether contained in this Subscription Agreement (including the Suitability Statements) or any other document provided by you to the Company in connection with your investment in the Non-Voting Common Stock. You hereby agree to indemnify the Company and any Affiliates and to hold them harmless against all Loss arising out of the sale or distribution of the Non-Voting Common Stock by you in violation of the Securities Act or other applicable law or any misrepresentation or breach by you with respect to the matters set forth in this Agreement. In addition, you agree to indemnify the Company and any Affiliates and to hold such Persons harmless from and against, any and all Loss, to which they may be put or which they may reasonably incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Agreement, or any breach of any such warranty or any failure to fulfill any covenants or agreements set forth herein or included in and as defined in the Offering Memorandum. Notwithstanding any provision of this Agreement, you do not waive any right granted to you under any applicable state securities law.

8) **Certain Agreements and Acknowledgments of the Purchaser.**

a) Agreements. You understand, agree and acknowledge that:

i) Acceptance. Your subscription for the Non-Voting Common Stock contained in this Agreement may be accepted or rejected, in whole or in part, by the Board in its sole and absolute discretion. No subscription shall be accepted or deemed to be accepted until you have been registered as a Shareholder in the Company on the Closing Date; such admission shall be deemed an acceptance of this Agreement by the Company and the Board for all purposes.

ii) Irrevocability. Except as provided and under applicable state securities laws, this subscription is and shall be irrevocable, except that you shall have no obligations hereunder if this subscription is rejected for any reason, or if this offering is canceled for any reason.

iii) No Recommendation. No foreign, federal, or state authority has made a finding or determination as to the fairness for investment of the Non-Voting Common Stock and no foreign, federal or state authority has recommended or endorsed or will recommend or endorse this offering.

iv) No Disposal. You will not, directly or indirectly, assign, transfer, offer, sell, pledge, hypothecate or otherwise dispose of all or any part of your Non-Voting Common Stock (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of the Non-Voting Common Stock) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or other securities laws and with the terms of the Bylaws.

v) Update Information. If there should be any change in the information provided by you to the Company or the Board (whether pursuant to this Agreement or otherwise) prior to your purchase of any Non-Voting Common Stock, you will immediately furnish such revised or corrected information to the Company.

9) **General Contractual Matters.**

a) Amendments and Waivers. This Agreement may be amended and the observance of any provision hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of you and the Company.

b) Assignment. You agree that neither this Agreement nor any rights, which may accrue to you hereunder, may be transferred or assigned.

c) Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to any party when delivered by hand, when delivered by facsimile, or when mailed, first class postage prepaid, (a) if to you, to you at the address or telecopy number set forth below your signature, or to such other address or telecopy number as you shall have furnished to the Company in writing, and (b) if to the Company, to The People's First Company, Inc., 19 8th Street South PMB 432, Fargo, ND 58103 or to such other address or addresses, or telecopy number or numbers, as the Company shall have furnished to you in writing, provided that any notice to the Company shall be effective only if and when received by the Board.

d) Governing law. This agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without regard to principles of conflict of laws (except insofar as affected by the securities or "blue sky" laws of the State or similar jurisdiction in which the offering described herein has been made to you).

e) Descriptive Headings. The descriptive headings in this Agreement are for convenience of reference only and shall not be deemed to alter or affect the meaning or interpretation of any provision of this Agreement.

f) Entire Agreement. This Agreement contains the entire agreement of the parties with respect to the subject matter of this Agreement, and there are no representations, covenants or other agreements except as stated or referred to herein.

g) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which taken together shall constitute one and the same instrument.

h) Joint and Several Obligations. If you consist of more than one Person, this Agreement shall consist of the joint and several obligation of all such Persons.

i) Red Rock Securities Law ("RRSL") acted as a legal to the Issuer in this Offering. The Purchaser agrees to, and hereby shall indemnify RRSL and any RRSL Affiliates, and shall hold each of them harmless from and against any loss, damage, liability, cost or expense, including reasonable attorney's fees (collectively, a "Loss") due to the Purchaser's investment in this Offering. The Purchaser does hereby release and forever discharge RRSL, their agents, employees, successors and assigns, and their respective heirs, personal representatives, affiliates, successors and assigns, and any and all persons, firms or corporations liable or who might be claimed to be liable, whether or not herein named, none of whom admit any liability to the undersigned, but all expressly denying liability, from any and all claims, demands, damages, actions, causes of action or suits of any kind or nature whatsoever, which the Purchaser may now have or may hereafter have, arising out of or in any way relating to any and all injuries, economic or emotional loss, and damages of any and every kind, to both person and property, corporately and individually, and also any and all damages that may develop in the future, as a result of or in any way relating to the Purchaser's investment in this Offering.

SIGNATURES AND SUBSCRIBER INFORMATION

If you are in agreement with the foregoing, please sign the enclosed counterparts of this Subscription Agreement and return such counterparts of this Agreement to the Board.

For Execution By The Company:

The People's First Company, Inc.

BY:

_____

Jeff McDermott.
Chief Executive Officer

(Signature and Information of Purchaser(s) on the following page)

For Completion and Execution By The Investor Subscriber:

The foregoing Subscription Agreement is hereby agreed to by the undersigned as of the date indicated below.

_____
Registered Account Name (Please Print)

Registered Account Address:
_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address (Fill in Mailing Address only if different from Registered Account Address)

Email Address: _____

Primary Phone: _____

Subscriber or Authorized Representative (if not an individual) _____

Total Equity Investment $_____

Total Non-Voting Common Stock Purchased: _____

Social Security or Taxpayer I.D. No. (Must be completed) _____

State in which Subscription Agreement signed: _____

Investor Subscriber Signature:

_____
(signature)

Name: _____ Date: _____
Print Name of Subscriber or Authorized Representative (if not an individual)

Signature Verification

Signature:_____ Date:_____

CUSTODIAL OWNERSHIP

(Check which applies)

_____**Traditional IRA** - Owner and custodian signatures required.

_____**Roth IRA** — Owner and custodian signatures required.

_____**Simplified Employee Pension/Trust (SEP)** — Owner and custodian signatures required.

_____**KEOGH** — Owner and custodian signatures required.

_____**Other**

Owner and custodian signatures required.

_____
Signature

Custodian Information (To be completed by custodian)

Name of Custodian: _____

Mailing Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Custodian Tax ID Number: _____

Custodian Tax Account Number: _____

Custodian Phone Number: _____

SIGNATURE AND SUBSCRIBER INFORMATION PAGE
IF PURCHASE IS AN EMPLOYEE BENEFIT PLAN, INDIVIDUAL RETIREMENT ACCOUNT, KEOGH PLAN, OR OTHER ENTITY

Total Non-Voting Common Stock Subscribed: $_____

Total Dollar Amount: $_____

Executed at: _____, _____

This _____ day of _____, 20_____

Name of Entity: _____
          (Please Print)

_____
(Signature of Authorized Agent)

_____
(Title)

Taxpayer Identification Number: _____

Address of Principal Offices:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Mailing Address:

_____
(Address)

_____
(City)

_____
(State)   (Zip Code)

Attention: _____

<h1 style="text-align:center"><u>SUITABILITY STATEMENTS</u>
<u>FOR EXECUTION BY INVESTORS WHO ARE INDIVIDUALS</u></h1>

The truth, correctness and completeness of the following information supplied by you is warranted pursuant to the above:

Printed Name of Purchaser: _____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

<u>Disclosure of Status as "Accredited Investor" under Regulation D</u>

> **True**   **False**

1.   ____   ____   You are a natural person (individual) whose own net worth, taken together with the net worth of your spouse, exceeds $1,000,000. Net worth for this purpose means total assets (including personal property and other assets) in excess of total liabilities EXCLUDING your primary residence.

Except as provided in paragraph (2) of this section, for purposes of calculating net worth under this paragraph:

> (i) The person's primary residence shall not be included as an asset;

> (ii) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of the sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

> (iii) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability

2.   ____   ____   You are a natural person (individual) who had an individual income in excess of $200,000 in each of the two previous years, or joint income with your spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

3.   ____   ____   You are a director, executive officer, or Manager of the Company or a director, executive officer of the   Manager of the Company.

4.   ____   ____   You have such knowledge and experience in financial and business matters that you are capable of evaluating the merits and risks of investing in the Non-Voting Common Stock.

<u>Disclosure of Foreign Citizenship</u>

> **True**   **False**

1.   ____   ____   You are a citizen of a country other than the United States.

If the answer to the preceding question is true, specify on the line below the country of which you are a citizen.

_____

SUITABILITY STATEMENTS
FOR EXECUTION BY INVESTORS WHO ARE ENTITIES

Printed Name of Purchaser Entity:
____

Printed Name of Authorized
Representative:____

MARK TRUE OR FALSE OR COMPLETE, AS APPROPRIATE

Disclosure of Status as "Accredited Investor" under Regulation D

True **False**

1. ____ ____ You are either :

(i) a bank, or any savings and loan association or other institution acting in its individual or fiduciary capacity;
(ii) a broker dealer;
(iii) an insurance company;
(iv) an investment company or a business development company under the Investment Company Act of 1940;
(v) a Small Business Investment Company licensed by the U.S. Small Business Administration; or
(vi) an employee benefit plan whose investment decision is being made by a plan fiduciary, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan whose total assets are in excess of $5,000,000 or a self-directed employee benefit plan whose investment decisions are made solely by persons that are accredited investors.

2. ____ ____ You are a private business development company as defined under the Investment Advisers Act of 1940.

3. ____ ____ You are either:

(i) an organization described in Section 501(c)(3) of the Internal Revenue Code;
(ii) a corporation;
(iii) a Massachusetts or similar business trust; or
(iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered and in each case with total assets in excess of $5,000,000.

True **False**

4. ____ ____ You are an entity as to which all the equity owners are accredited investors.

5. ____ ____ You are a trust, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000 and whose purchase is directed by a sophisticated person.

6. ____ ____ You (i) were not formed, and (ii) are not being utilized, primarily for the purpose of making an investment in the Company (and investment in this Company does not exceed 40% of the aggregate capital committed to you by your partners, shareholders or others).

7. ____ ____ You are, or are acting on behalf of, (i) an employee benefit plan within the meaning of Section 3(3) of ERISA, whether or not-such plan is subject to ERISA; or (ii) an entity which is deemed to hold the assets of any such employee benefit plan pursuant to 29 C.F.R. § 2510.3-101. For example, a plan that is maintained by a foreign corporation, governmental entity or church, a Keogh plan covering no common-law employees and an individual retirement account are employee benefit plans within the meaning of Section 3(3) of ERISA but generally are not subject to ERISA.

8. ____ ____ You are, or are acting on behalf of, such an employee benefit plan, or are an entity deemed to hold the assets of any such plan or plans (i.e., you are subject to ERISA).

9. ____ ____ You are a U.S. pension trust or governmental plan qualified under Section 401(a) of the Code or a U.S. tax-exempt organization qualified under Section 501(c)(3) of the Code.

10. ____ ____ You rely on the "private investment company" exclusion provided by Section 3(c)(1) or 3(c)(7) of the Investment Company Act of 1940 to avoid registration and regulation under such Act.

Disclosure of Foreign Citizenship

True   **False**

1. ____ ____ You are an entity organized under the laws of a jurisdiction other than those of the United States or any state, territory or possession of the United States (a "Foreign Entity").

2. ____ ____ You are a government other than the government of the United States or of any state, territory or possession of the United States (a "Foreign Government").

3. ____ ____ You are a corporation of which, in the aggregate, more than one-fourth of the capital stock is owned of record or voted by Foreign Citizens, Foreign Entities, Foreign Corporations (as defined below) or Foreign Company (as defined below) (a "Foreign Corporation").

4. ____ ____ You are a general or limited partnership of which any general or limited partner is a Foreign Citizen, Foreign Entity, Foreign Government, Foreign Corporation or Foreign Company (as defined below) (a "Foreign Company").

5. ____ ____ You are a representative of, or entity controlled by, any of the entities listed in items 1 through 4 above.

(The remainder of this page intentionally left blank)

EXHIBIT A TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A PARTNERSHIP OR LIMITED LIABILITY COMPANY

CERTIFICATE OF ____ (the "Partnership")
(Name of Company)

The undersigned, constituting all of the partners/members of the Partnership that must consent to the proposed investment by the Partnership hereby certify as follows:

1. That the Partnership commenced business on and was established under the laws of the State of _________________________ on ______________________ and is governed by a Partnership/Bylaws.

2. That, as the partners/members of the Partnership, we have the authority to determine, and have determined, (i) that the investment in, and the purchase of an interest in The People's First Company, Inc. is of benefit to the Partnership, and (ii) to make such investment on behalf of the Partnership.

3. That __________________________ *(name of signatory)* is authorized to execute all necessary documents in connection with our investment in The People's First Company, Inc.

IN WITNESS WHEREOF, we have executed this certificate as the partners of the Partnership effective as of ____________________, 20_________, and declare that it is truthful and correct.

____
(Name of Partnership)

Signature:____

Name: ____

Title: ____

EXHIBIT B TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASER THAT IS A TRUST

CERTIFICATE OF ____ (the "Trust")
(Name of Trust)

The undersigned, constituting all of the trustees of the Trust, hereby certify as follows:

1. That the Trust was established pursuant to a Trust Agreement dated ________________, ________ (the "Agreement").

2. That, as the trustee(s) of the Trust, we have determined that the investment in, and the purchase of, Non-Voting Common Stock in The People's First Company, Inc. is of benefit to the Trust and have determined to make such investment on behalf of the Trust.

3. That _________________________________ is authorized to execute, on behalf of the Trust, any and all documents in connection with the Trust's investment in The People's First Company, Inc.

IN WITNESS THEREOF, we have executed this certificate as the trustee(s) of the Trust this ____________day of ________________, 20_________, and declare that it is truthful and correct.

Signature:____

Name of Trust: _______________________________________

Trustee Name:____

Trustee Signature:____

EXHIBIT C TO SUBSCRIPTION AGREEMENT
FOR COMPLETION BY PURCHASERS THAT ARE ENTITIES ONLY

CERTIFICATE TO BE GIVEN BY ANY PURCHASE THAT IS A CORPORATION

CERTIFICATE OF _____ (the "Corporation")
(Name of Corporation)

The undersigned, being the duly authorized agent of the Corporation, hereby certifies as follows:

1. That the Corporation commenced business on and was incorporated under the laws of the State of _____.

2. That the Board of Directors of the Corporation has determined, or appropriate officers under authority of the Board of Directors have determined, that the investment in, and purchase of, the Non-Voting Common Stock in The People's First Company, Inc. is of benefit to the Corporation and has determined to make such investment on behalf of the Corporation. Attached hereto is a true, correct and complete copy of resolutions of the Board of Directors (or an appropriate committee thereof) of the Corporation duly authorizing this investment, and said resolutions have not been revoked, rescinded or modified and remain in full force and effect.

3. That the following named individuals are duly elected officers of the Corporation, who hold the offices set opposite their respective names and who are duly authorized to execute any and all documents in connection with the Corporation's investment in The People's First Company, Inc. and that the signatures written opposite their names and titles are their correct and genuine signatures.

Name _____

Title _____

Signature_____

EXHIBIT C: BYLAWS

BYLAWS

OF

THE PEOPLE'S FIRST COMPANY, INC.

1.   Stockholders.

(a)   Annual Meeting. The annual meeting of stockholders shall be held for the election of directors each year at such place, date and time as shall be designated by the Board of Directors. Any other proper business may be transacted at the annual meeting. If no date for the annual meeting is established or said meeting is not held on the date established as provided above, a special meeting in lieu thereof may be held or there may be action by written consent of the stockholders on matters to be voted on at the annual meeting, and such special meeting or written consent shall have for the purposes of these Bylaws or otherwise all the force and effect of an annual meeting.

(b)   Special Meetings. Special meetings of stockholders may be called by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, a President, Secretary or by the Board of Directors. Special meetings of the stockholders may also be called upon delivery to the Secretary of the Corporation of one or more written demands for a special meeting of the stockholders describing the purposes of that meeting and signed and dated by the holders of at least twenty-five percent (25%) of all the votes entitled to be cast on any issue proposed to be considered at that meeting. The call for the meeting shall state the place, date, hour and purposes of the meeting. Only the purposes specified in the notice of special meeting shall be considered or dealt with at such special meeting.

(c)   Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a notice stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present and vote at such meeting, and, in the case of a special meeting, the purpose or purposes of the meeting, shall be given by the Secretary (or other person authorized by these Bylaws or by law) not less than ten (10) nor more than sixty (60) days before the meeting to each stockholder entitled to vote thereat and to each stockholder who, under the Certificate of Incorporation or under these Bylaws is entitled to such notice. If mailed, notice is given when deposited in the mail, postage prepaid, directed to such stockholder at such stockholder's address as it appears in the records of the Corporation. Without limiting the manner by which notice otherwise may be effectively given to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law (the "DGCL").

(d)   Meeting Adjournment. If a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken, except that if the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(e)   Quorum. The holders of a majority in interest of all stock issued, outstanding and entitled to vote at a meeting, present in person or represented by proxy, shall constitute a quorum. Any meeting may be adjourned from time to time by a majority of the votes properly cast upon the question, whether or not a quorum is present. The stockholders present at a duly constituted meeting may continue to transact business until adjournment notwithstanding the withdrawal of enough stockholders to reduce the voting shares below a quorum.

(f)   **Voting and Proxies.** Except as otherwise provided by the Certificate of Incorporation or by law, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by either written proxy or by a transmission permitted by Section 212(c) of the DGCL, but no proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period or is irrevocable and coupled with an interest. Proxies shall be filed with the Secretary of the meeting, or of any adjournment thereof. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting.

(g)   **Presiding Officer.** Meetings of stockholders shall be presided over by the Chairman of the Board, if one is elected, or in his or her absence, the Vice Chairman of the Board, if one is elected, or if neither is elected or in their absence, a President. The Board of Directors shall have the authority to appoint a temporary presiding officer to serve at any meeting of the stockholders if the Chairman of the Board, the Vice Chairman of the Board or a President is unable to do so for any reason.

(h)   **Conduct of Meetings.** The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the presiding officer of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding officer of the meeting, may include, without limitation, the following: (1) the establishment of an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (4) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (5) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the presiding officer of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(i)   **Action at Meeting.** When a quorum is present, any matter before the meeting shall be decided by vote of the holders of a majority of the shares of stock voting on such matter except where a larger vote is required by law, by the Certificate of Incorporation or by these Bylaws. Any election of directors by stockholders shall be determined by a plurality of the votes cast, except where a larger vote is required by law, by the Certificate of Incorporation or by these Bylaws. The Corporation shall not directly or indirectly vote any share of its own stock; provided, however, that the Corporation may vote shares which it holds in a fiduciary capacity to the extent permitted by law.

(j)   **Action without a Meeting.** Unless otherwise provided in the Certificate of Incorporation, any action required or permitted by law to be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office, by hand or by certified mail, return receipt requested, or to the Corporation's principal place of business or to the officer of the Corporation having custody of the minute book. Every written consent shall bear the date of signature and no written consent shall be effective unless, within sixty (60) days of the earliest dated consent delivered pursuant to these Bylaws, written consents signed by a sufficient number of stockholders entitled to take action are delivered to the Corporation in the manner set forth in these Bylaws. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

      (k)   **Stockholder Lists.** The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 1(j) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting in the manner provided by law. The list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law.

2.   **Directors.**

      (a)   **Powers.** The business of the Corporation shall be managed by or under the direction of the Board of Directors who may exercise all the powers of the Corporation except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws. In the event of a vacancy in the Board of Directors, the remaining directors, except as otherwise provided by law, may exercise the powers of the full Board until the vacancy is filled.

      (b)   **Number and Qualification.** Unless otherwise provided in the Certificate of Incorporation or in these Bylaws, the number of directors which shall constitute the whole board shall be determined from time to time by resolution of the Board of Directors or of the stockholders. Directors need not be stockholders but each Director shall be a natural person.

      (c)   **Vacancies; Reduction of Board.** A majority of the directors then in office, although less than a quorum, or a sole remaining Director, may fill vacancies in the Board of Directors occurring for any reason and newly created directorships resulting from any increase in the authorized number of directors. In lieu of filling any vacancy, the Board of Directors may reduce the number of directors.

      (d)   **Tenure.** Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, directors shall hold office until their successors are elected and qualified or until their earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

      (e)   **Removal.** To the extent permitted by law, a director may be removed from office with or without cause by vote of the holders of a majority of the shares of stock entitled to vote in the election of directors.

(f)   Meetings. Regular meetings of the Board of Directors may be held without notice at such time, date and place as the Board of Directors may from time to time determine. Special meetings of the Board of Directors may be called, orally or in writing, by the Chief Executive Officer, if one is elected, or, if there is no Chief Executive Officer, the President, or by two or more Directors, designating the time, date and place thereof. Directors may participate in meetings of the Board of Directors by means of conference telephone or other communications equipment by means of which all directors participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

(g)   Notice of Meetings. Notice of the time, date and place of all special meetings of the Board of Directors shall be given to each director by the Secretary, or Assistant Secretary, or in case of the death, absence, incapacity or refusal of such persons, by the officer or one of the directors calling the meeting. Notice shall be given to each director in person, by telephone, or by facsimile, electronic mail or other form of electronic communications, sent to such director's business or home address at least twenty-four (24) hours in advance of the meeting, or by written notice mailed to such director's business or home address at least forty-eight (48) hours in advance of the meeting.

(h)   Quorum. At any meeting of the Board of Directors, a majority of the total number of directors shall constitute a quorum for the transaction of business. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice.

(i)   Action at Meeting. At any meeting of the Board of Directors at which a quorum is present, unless otherwise provided in the following sentence, a majority of the directors present may take any action on behalf of the Board of Directors, unless a larger number is required by law, by the Certificate of Incorporation or by these Bylaws. So long as there are two (2) or fewer Directors, any action to be taken by the Board of Directors shall require the approval of all Directors.

(j)   Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all members of the Board of Directors consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the records of the meetings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

(k)   Committees. The Board of Directors may, by resolution passed by a majority of the whole Board of Directors, establish one or more committees, each committee to consist of one or more directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following: (1) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval or (2) adopting, amending or repealing any provision of these Bylaws. Except as the Board of Directors may otherwise determine, any such committee may make rules for the conduct of its business, but in the absence of such rules its business shall be conducted so far as possible in the same manner as is provided in these Bylaws for the Board of Directors. All members of such committees shall hold their committee offices at the pleasure of the Board of Directors, and the Board may abolish any committee at any time.

3.   Officers.

(a)   Enumeration. The officers of the Corporation shall consist of a Chief Executive Officer and/or President, a Secretary, and such other officers, including, without limitation, a Treasurer, a Chief Technology Officer, a Chief Financial Officer and a Chief Operating Officer, and one or more Vice Presidents (including Executive Vice Presidents or Senior Vice Presidents), Assistant Vice Presidents, Assistant Treasurers and Assistant Secretaries, as the Board of Directors may determine. The Board of Directors may elect from among its members a Chairman of the Board and a Vice Chairman of the Board.

(b)   Election. Officers may be chosen by the Board of Directors at the annual meeting or at any other meeting, or by written consent of the Board of Directors.

(c)   Qualification. No officer need be a stockholder or Director. Any two or more offices may be held by the same person. Any officer may be required by the Board of Directors to give bond for the faithful performance of such officer's duties in such amount and with such sureties as the Board of Directors may determine.

(d)   Tenure. Except as otherwise provided by the Certificate of Incorporation or by these Bylaws, each of the officers of the Corporation shall hold office until the first meeting of the Board of Directors following the next annual meeting of stockholders and until such officer's successor is elected and qualified or until such officer's earlier resignation or removal. Any officer may resign by delivering his or her written resignation to the Corporation, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(e)   Removal. The Board of Directors may remove any officer with or without cause by a vote of a majority of the directors then in office.

(f)   Vacancies. Any vacancy in any office may be filled for the unexpired portion of the term by the Board of Directors.

(g)   Chairman of the Board and Vice Chairman. Unless otherwise provided by the Board of Directors, the Chairman of the Board of Directors, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Chairman of the Board shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate. Unless otherwise provided by the Board of Directors, in the absence of the Chairman of the Board, the Vice Chairman of the Board, if one is elected, shall preside, when present, at all meetings of the stockholders and the Board of Directors. The Vice Chairman of the Board shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

(h)   Chief-Level Officers. If elected, the Chief Executive Officer, the Chief Technology Officer, the Chief Financial Officer and the Chief Operating Officer, and any other chief-level officer, shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

(i)   **President.** The President shall, subject to the direction of the Board of Directors, have general supervision and control of the Corporation's business. If there is no Chairman of the Board or Vice Chairman of the Board, the President shall preside, when present, at all meetings of stockholders and the Board of Directors. The President shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate.

(j)   **Vice Presidents and Assistant Vice Presidents.** Any Vice President (including any Executive Vice President or Senior Vice President) and any Assistant Vice President shall have such powers and shall perform such duties as the Board of Directors may from time to time designate.

(k)   **Treasurer and Assistant Treasurers.** The Treasurer shall, subject to the direction of the Board of Directors, have general charge of the financial affairs of the Corporation and shall cause to be kept accurate books of account. The Treasurer shall have custody of all funds, securities, and valuable documents of the Corporation, except as the Board of Directors may otherwise provide. The Treasurer shall have such other powers and shall perform such duties as the Board of Directors may from time to time designate. Any Assistant Treasurer shall have such powers and perform such duties as the Board of Directors may from time to time designate.

(l)   **Secretary and Assistant Secretaries.** The Secretary shall record the proceedings of all meetings of the stockholders and the Board of Directors (including committees of the Board) in books kept for that purpose. In the absence of the Secretary from any such meeting an Assistant Secretary, or if such person is absent, a temporary secretary chosen at the meeting, shall record the proceedings thereof. The Secretary shall have charge of the stock ledger (which may, however, be kept by any transfer or other agent of the Corporation) and shall have such other duties and powers as may be designated from time to time by the Board of Directors. Any Assistant Secretary shall have such powers and perform such duties as the Board of Directors may from time to time designate.

(m)   **Other Powers and Duties.** Subject to these Bylaws, each officer of the Corporation shall have in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to such officer's office, and such duties and powers as may be designated from time to time by the Board of Directors.

4.   **Capital Stock.**

(a)   **Certificates of Stock.** The shares of the Corporation may be certificated or uncertificated, as provided under Delaware law, and shall be entered in the books of the Corporation and recorded as they are issued. Any such certificate shall be signed by a President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such signatures may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed on such certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the time of its issue. Every certificate for shares of stock which are subject to any restriction on transfer and every certificate issued when the Corporation is authorized to issue more than one class or series of stock shall contain such legend with respect thereto as is required by law. The Corporation shall be permitted to issue fractional shares.

(b)   **Transfers.** Subject to any restrictions on transfer, shares of stock may be transferred on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate therefor properly endorsed or accompanied by a written assignment or power of attorney properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Corporation or its transfer agent may reasonably require.

(c)   Record Holders. Except as may otherwise be required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such stock, until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws. It shall be the duty of each stockholder to notify the Corporation of such stockholder's post office address.

(d)   Record Date.

(1)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not precede the date on which it is established, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, more than ten (10) days after the date on which the record date for stockholder consent without a meeting is established, nor more than sixty (60) days prior to any other action. In such case only stockholders of record on such record date shall be so entitled notwithstanding any transfer of stock on the books of the Corporation after the record date.

(2)   If no record date is fixed, (A) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (B) the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this state, to its principal place of business, or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded, and (C) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(e)   Lost Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

5.   Indemnification.

(a)   Definitions.

(1)   "Corporate Status" describes the status of a person who is serving or has served (A) as a Director of the Corporation, (B) as an Officer of the Corporation, (C) as a Non-Officer Employee of the Corporation, or (D) as a director, partner, trustee, officer, employee or agent of any other corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity for which such person is or was serving at the request of the Corporation. For purposes of this Section 5(a)(1), a Director, Officer or Non-Officer Employee of the Corporation who is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary shall be deemed to be serving at the request of the Corporation. Notwithstanding the foregoing, "Corporate Status" shall not include the status of a person who is serving or has served as a director, officer, employee or agent of a constituent corporation absorbed in a merger or consolidation transaction with the Corporation with respect to such person's activities prior to said transaction, unless specifically authorized by the Board of Directors or the stockholders of the Corporation.

(2)   "Director" means any person who serves or has served the Corporation as a director on the Board of Directors of the Corporation.

(3)   "Disinterested Director" means, with respect to each Proceeding in respect of which indemnification is sought hereunder, a Director of the Corporation who is not and was not a party to such Proceeding.

(4)   "Expenses" means all reasonable attorneys' fees, retainers, court costs, transcript costs, fees of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), travel expenses, duplicating costs, printing and binding costs, costs of preparation of demonstrative evidence and other courtroom presentation aids and devices, costs incurred in connection with document review, organization, imaging and computerization, telephone charges, postage, delivery service fees, and all other disbursements, costs or expenses of the type customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, settling or otherwise participating in, a Proceeding.

(5)   "Liabilities" means judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement.

(6)   "Non-Officer Employee" means any person who serves or has served as an employee or agent of the Corporation, but who is not or was not a Director or Officer.

(7)   "Officer" means any person who serves or has served the Corporation as an officer of the Corporation appointed by the Board of Directors of the Corporation.

(8)   "Proceeding" means any threatened, pending or completed action, suit, arbitration, alternate dispute resolution mechanism, inquiry, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(9)   "Subsidiary" shall mean any corporation, partnership, limited liability company, joint venture, trust or other entity of which the Corporation owns (either directly or through or together with another Subsidiary of the Corporation) (A) a general partner, managing member or other similar interest, (B) 50% or more of the voting power of the voting capital equity interests of such corporation, partnership, limited liability company, joint venture or other entity or (C) 50% or more of the outstanding voting capital stock or other voting equity interests of such corporation, partnership, limited liability company, joint venture or other entity.

(b)   **Indemnification of Directors and Officers.** Subject to the operation of Section 5(d), each Director and Officer shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), and to the extent authorized in this Section 5(b).

(1)   Actions, Suits and Proceedings Other than By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses and Liabilities that are incurred or paid by such Director or Officer or on such Director's or Officer's behalf in connection with any Proceeding or any claim, issue or matter therein (other than an action by or in the right of the Corporation), which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

(2)   Actions, Suits and Proceedings By or In the Right of the Corporation. Each Director and Officer shall be indemnified and held harmless by the Corporation against any and all Expenses that are incurred by such Director or Officer or on such Director's or Officer's behalf in connection with any Proceeding or any claim, issue or matter therein by or in the right of the Corporation, which such Director or Officer is, or is threatened to be made, a party to or participant in by reason of such Director's or Officer's Corporate Status, if such Director or Officer acted in good faith and in a manner such Director or Officer reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however, that no indemnification shall be made under this Section 5(b)(2) in respect of any claim, issue or matter as to which such Director or Officer shall have been finally adjudged by a court of competent jurisdiction to be liable to the Corporation, unless, and only to the extent that, the Court of Chancery or another court in which such Proceeding was brought shall determine upon application that, despite adjudication of liability, but in view of all the circumstances of the case, such Director or Officer is fairly and reasonably entitled to indemnification for such Expenses that such court deems proper.

(3)   Survival of Rights. The rights of indemnification provided by this Section 5(b) shall continue as to a Director or Officer after he or she has ceased to be a Director or Officer and shall inure to the benefit of his or her heirs, executors, administrators and personal representatives.

(4)   Actions by Directors or Officers. Notwithstanding the foregoing, the Corporation shall indemnify any Director or Officer seeking indemnification in connection with a Proceeding initiated by such Director or Officer only if such Proceeding (including any parts of such Proceeding not initiated by such Director or Officer) was authorized in advance by the Board of Directors of the Corporation, unless such Proceeding was brought to enforce such Officer's or Director's rights to indemnification or, in the case of Directors, advancement of Expenses under these Bylaws in accordance with the provisions set forth herein.

(c)   Indemnification of Non-Officer Employees. Subject to the operation of Section 5(d), each Non-Officer Employee may, in the discretion of the Board of Directors of the Corporation, be indemnified by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended, against any or all Expenses and Liabilities that are incurred by such Non-Officer Employee or on such Non-Officer Employee's behalf in connection with any threatened, pending or completed Proceeding, or any claim, issue or matter therein, which such Non-Officer Employee is, or is threatened to be made, a party to or participant in by reason of such Non-Officer Employee's Corporate Status, if such Non-Officer Employee acted in good faith and in a manner such Non-Officer Employee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The rights of indemnification provided by this Section 5(c) shall exist as to a Non-Officer Employee after he or she has ceased to be a Non-Officer Employee and shall inure to the benefit of his or her heirs, personal representatives, executors and administrators. Notwithstanding the foregoing, the Corporation may indemnify any Non-Officer Employee seeking indemnification in connection with a Proceeding initiated by such Non-Officer Employee only if such Proceeding was authorized in advance by the Board of Directors of the Corporation.

(d)   Determination. Unless ordered by a court, no indemnification shall be provided pursuant to this Section 5 to a Director, to an Officer or to a Non-Officer Employee unless a determination shall have been made that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal Proceeding, such person had no reasonable cause to believe his or her conduct was unlawful. Such determination shall be made by (1) a majority vote of the Disinterested Directors, even though less than a quorum of the Board of Directors, (2) a committee comprised of Disinterested Directors, such committee having been designated by a majority vote of the Disinterested Directors (even though less than a quorum), (3) if there are no such Disinterested Directors, or if a majority of Disinterested Directors so directs, by independent legal counsel in a written opinion, or (4) by the stockholders of the Corporation.

(e)   Advancement of Expenses to Directors Prior to Final Disposition.

(1)   The Corporation shall advance all Expenses incurred by or on behalf of any Director in connection with any Proceeding in which such Director is involved by reason of such Director's Corporate Status within thirty (30) days after the receipt by the Corporation of a written statement from such Director requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Director and shall be preceded or accompanied by an undertaking by or on behalf of such Director to repay any Expenses so advanced if it shall ultimately be determined that such Director is not entitled to be indemnified against such Expenses. Notwithstanding the foregoing, the Corporation shall advance all Expenses incurred by or on behalf of any Director seeking advancement of expenses hereunder in connection with a Proceeding initiated by such Director only if such Proceeding (including any parts of such Proceeding not initiated by such Director) was (A) authorized by the Board of Directors of the Corporation, or (B) brought to enforce such Director's rights to indemnification or advancement of Expenses under these Bylaws.

(2)   If a claim for advancement of Expenses hereunder by a Director is not paid in full by the Corporation within thirty (30) days after receipt by the Corporation of documentation of Expenses and the required undertaking, such Director may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and if successful in whole or in part, such Director shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such advancement of Expenses under this Section 5 shall not be a defense to an action brought by a Director for recovery of the unpaid amount of an advancement claim and shall not create a presumption that such advancement is not permissible. The burden of proving that a Director is not entitled to an advancement of expenses shall be on the Corporation.

(3) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Director has not met any applicable standard for indemnification set forth in the DGCL.

(f) **Advancement of Expenses to Officers and Non-Officer Employees Prior to Final Disposition.**

(1) The Corporation may, at the discretion of the Board of Directors of the Corporation, advance any or all Expenses incurred by or on behalf of any Officer or any Non-Officer Employee in connection with any Proceeding in which such person is involved by reason of his or her Corporate Status as an Officer or Non-Officer Employee upon the receipt by the Corporation of a statement or statements from such Officer or Non-Officer Employee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by such Officer or Non-Officer Employee and shall be preceded or accompanied by an undertaking by or on behalf of such person to repay any Expenses so advanced if it shall ultimately be determined that such Officer or Non-Officer Employee is not entitled to be indemnified against such Expenses.

(2) In any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that the Officer or Non-Officer Employee has not met any applicable standard for indemnification set forth in the DGCL.

(g) **Contractual Nature of Rights.**

(1) The provisions of this Section 5 shall be deemed to be a contract between the Corporation and each Director and Officer entitled to the benefits hereof at any time while this Section 5 is in effect, in consideration of such person's past or current and any future performance of services for the Corporation. Neither amendment, repeal or modification of any provision of this Section 5 nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Section 5 shall eliminate or reduce any right conferred by this Section 5 in respect of any act or omission occurring, or any cause of action or claim that accrues or arises or any state of facts existing, at the time of or before such amendment, repeal, modification or adoption of an inconsistent provision (even in the case of a proceeding based on such a state of facts that is commenced after such time), and all rights to indemnification and advancement of Expenses granted herein or arising out of any act or omission shall vest at the time of the act or omission in question, regardless of when or if any proceeding with respect to such act or omission is commenced. The rights to indemnification and to advancement of expenses provided by, or granted pursuant to, this Section 5 shall continue notwithstanding that the person has ceased to be a director or officer of the Corporation and shall inure to the benefit of the estate, heirs, executors, administrators, legatees and distributees of such person.

(2) If a claim for indemnification hereunder by a Director or Officer is not paid in full by the Corporation within sixty (60) days after receipt by the Corporation of a written claim for indemnification, such Director or Officer may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, such Director or Officer shall also be entitled to be paid the expenses of prosecuting such claim. The failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to make a determination concerning the permissibility of such indemnification under this Section 5 shall not be a defense to an action brought by a Director or Officer for recovery of the unpaid amount of an indemnification claim and shall not create a presumption that such indemnification is not permissible. The burden of proving that a Director or Officer is not entitled to indemnification shall be on the Corporation.

(3)   In any suit brought by a Director or Officer to enforce a right to indemnification hereunder, it shall be a defense that such Director or Officer has not met any applicable standard for indemnification set forth in the DGCL.

(h)   **Non-Exclusivity of Rights.** The rights to indemnification and advancement of Expenses set forth in this Section 5 shall not be exclusive of any other right which any Director, Officer, or Non-Officer Employee may have or hereafter acquire under any statute, provision of the Certificate or these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise.

(i)   **Insurance.** The Corporation may maintain insurance, at its expense, to protect itself and any Director, Officer or Non-Officer Employee against any liability of any character asserted against or incurred by the Corporation or any such Director, Officer or Non-Officer Employee, or arising out of any such person's Corporate Status, whether or not the Corporation would have the power to indemnify such person against such liability under the DGCL or the provisions of this Section 5.

(j)   **Other Indemnification.** The Corporation's obligation, if any, to indemnify or provide advancement of Expenses to any person under this Section 5 as a result of such person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall be reduced by any amount such person may collect as indemnification or advancement of Expenses from such other corporation, partnership, joint venture, trust, employee benefit plan or enterprise (the "Primary Indemnitor"). Any indemnification or advancement of Expenses under this Section 5 owed by the Corporation as a result of a person serving, at the request of the Corporation, as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise shall only be in excess of, and shall be secondary to, the indemnification or advancement of Expenses available from the applicable Primary Indemnitor(s) and any applicable insurance policies.

6.   **Transfers of Stock.** Except as otherwise provided in this Section 6 or unless the provisions of this Section 6 are waived by the Board of Directors (whether in a specific instance or whether generally pursuant to the provisions of an agreement or otherwise), no stockholder of the Corporation shall transfer or encumber any stock of the Corporation now owned or hereafter acquired by such stockholder.

(a)   **Voluntary Transfers.** If a stockholder of the Corporation (a "Transferring Stockholder") desires to sell, transfer or otherwise dispose of any stock of the Corporation owned by him, her or it (the "Offered Stock") to a third party pursuant to a bona fide offer of cash or indebtedness (a "Voluntary Transfer"), such Voluntary Transfer shall be conducted pursuant to the provisions set forth in this Section 6(a):

(1)   The Transferring Stockholder shall first deliver to the Corporation and to each stockholder who or which is not a Transferring Stockholder (each a "Non-Transferring Stockholder") a notice of sale that sets forth the terms and conditions of such transaction (the "Notice of Sale"). Any proposed Voluntary Transfer in which the purchase price does not consist of cash or indebtedness shall

not be considered a bona fide offer, shall not be deemed a Voluntary Transfer and shall not give a stockholder the right to avail himself, herself or itself of the provisions of this Section 6(a).

(2) Upon receipt of the Notice of Sale, the Corporation shall be entitled to purchase the Offered Stock at the price and on the terms specified in the Notice of Sale. The Corporation shall deliver to the Transferring Stockholder and the Non-Transferring Stockholders written notice of its election to purchase some, all or none of such Offered Stock, as the case may be, within ten (10) days after its receipt of the Notice of Sale (the "Notice of Election").

(3) If the Corporation does not elect to purchase all of the Offered Stock, then each Non-Transferring Stockholder shall be entitled to purchase all or a portion of his, her or its pro rata share of the Offered Stock for which the Corporation has not subscribed, at the price and on the terms specified in the Notice of Sale, by delivering written notice of such election to the Corporation within ten (10) days after such Non-Transferring Stockholder's receipt of the Corporation's Notice of Election. Such election shall be irrevocable. The pro rata share of each such Non-Transferring Stockholder shall be based upon the number of shares of stock of the Corporation held by each Non-Transferring Stockholder relative to the total number of shares of stock of the Corporation held by all Non-Transferring Stockholders, and such respective pro rata shares shall be set forth by the Corporation in its Notice of Election. In his, her or its notice to the Corporation, each such Non-Transferring Stockholder shall indicate the maximum number of shares of Offered Stock that he, she or it desires to purchase (whether less than, equal to or more than his, her or its pro rata share). The failure of a Non-Transferring Stockholder to deliver timely notice to the Corporation shall be deemed an election by him, her or it to purchase none of the Offered Stock.

(4) If any of the Non-Transferring Stockholders does not elect to purchase his, her or its full pro rata share, then the Corporation shall aggregate and then allot the available and unsubscribed Offered Stock among the Non-Transferring Stockholders who or which indicated in their notices to the Corporation a desire to purchase more than their pro rata share. Such allotments shall be made on a continuing pro rata basis based upon the relative number of shares of stock of the Corporation held by each such Non-Transferring Stockholder until all of the unsubscribed Offered Stock shall have been allotted among such Non-Transferring Stockholders or until the maximum purchase requests of all such Non-Transferring Stockholders shall have been fulfilled, whichever comes first.

(5) Within five (5) days after the termination of the ten (10) day period described in Section 6(a)(iii), the Corporation shall deliver written notice to the Transferring Stockholder and the Non-Transferring Stockholders indicating whether the Corporation and/or the Non-Transferring Stockholders have collectively elected to purchase all of the Offered Stock. If the Corporation and/or the Non-Transferring Stockholders have collectively elected to purchase all of the Offered Stock, then such purchases shall be consummated at the price and on the terms specified in the Notice of Sale.

(6) If the Corporation and/or the Non-Transferring Stockholders have not collectively elected to purchase all of the Offered Stock, then neither the Corporation nor any of the Non-Transferring Stockholders shall be entitled to purchase any of the Offered Stock, and the Transferring Stockholder shall be entitled to transfer all of the Offered Stock to the third party at the price and on the terms specified in the Notice of Sale, provided that (A) such right of Voluntary Transfer shall terminate and expire if such Voluntary Transfer is not consummated within thirty (30) days after the termination of the five (5) day period described in Section 6(a)(v), and (B) each transferee who or which is not presently a stockholder of the Corporation shall agree in writing to be subject to all restrictions and obligations set forth in these Bylaws.

(b) **Involuntary Transfers.** Within ten (10) days of the discovery of any event that constitutes an Involuntary Trigger (as defined below), the stockholder of the Corporation whose stock is subject to the Involuntary Trigger (together with his, her or its successors, assigns, heirs or representatives, the "Involuntary Transferor"), shall give written notice thereof to the Board of Directors. During the Election Period (as defined below), the Corporation shall have the right to purchase all of the Stock of such Involuntary Transferor at the Purchase Price (as defined below). For the purposes of these Bylaws, the "Election Period" shall begin on the earlier to occur of the discovery by the Involuntary Transferor, or by the Board of Directors, of an event that constitutes an Involuntary Trigger, and shall end ninety (90) days after the Board of Directors' receipt of the aforementioned written notice from the Involuntary Transferor. For the purposes of these Bylaws, each of the following events shall constitute an "Involuntary Trigger":

(1) any attempted sale, transfer or other disposition of stock by such stockholder in violation of the provisions of this Section 6;

(2) the failure of such stockholder to comply with the provisions of Section 6;

(3) the imposition of a lien, judgment, levy, seizure or attachment of or on any of such stockholder's stock of the Corporation, including, but not limited to, as a result of divorce proceedings; or

(4) the appointment of a receiver, assignment of assets for the benefit of creditors, or filing of a bankruptcy petition by or against such stockholder which is not dismissed within sixty (60) days after its filing.

(c) **Payments.**

(1) For the purposes of these Bylaws, the term "Purchase Price" shall mean the value of the stock of the Corporation held by the Involuntary Transferor, determined by the Board of Directors acting in good faith.

(2) All payments of the Purchase Price shall be made, at the option of the Corporation, in all cash, in all installment payments (subject that set forth below in this Section 6(c)(2)) or another method that is mutually agreeable to the Involuntary Transferor and the Corporation. If the Corporation opts to pay the Purchase Price in installments, its initial payment on the Purchase Price shall be made in cash at closing in an amount not less than ten (10%) percent of the Purchase Price. The balance shall be represented by an unsecured promissory note not to exceed five (5) years providing for the payment of the balance of the Purchase Price in regular, successive, equal annual installments of principal and interest. Interest shall be determined as of the date the promissory note is made and shall be equal to the prime lending rate published in *The Wall Street Journal* on that date. Such promissory note may be prepaid by the Corporation at any time, in whole or in part, without fee or penalty.

7. **Drag-Along Rights.**

(a) If stockholders owning a majority in interest (on an "as-converted" basis) of the common stock of the Corporation issued and outstanding desire to sell all of their shares of stock of the Corporation (the "Selling Stockholders"), they may require all other stockholders of the Corporation (collectively, the "Drag-Along Holders") to participate in such transaction in accordance with the terms of this Section 7 (any transaction involving the exercise of these drag-along rights, whether through the sale of all of the outstanding capital stock of the Corporation, or through the merger, recapitalization or consolidation of the Corporation, shall be referred to as a "Drag-Along Sale"), however, any such action shall require the approval of the Board of Directors.

(b)   The Selling Stockholders shall provide the Drag-Along Holders with written notice of such Drag-Along Sale setting forth the material terms thereof (the "Drag-Along Notice") not less than fourteen (14) days prior to the proposed date of the Drag-Along Sale (the "Drag-Along Sale Date"). Each of the Drag-Along Holders shall sell to such proposed purchaser or purchasers (singly or collectively, the "Proposed Purchaser") all shares of stock of the Corporation (the "Drag-Along Stock") held by such Drag-Along Holder. Each Drag-Along Holder hereby irrevocably waives any of his, her or its dissenter's, appraisal or similar rights with respect to any such Drag-Along Sale.

(c)   On the Drag-Along Sale Date, each Drag-Along Holder shall deliver a certificate or certificates for his, her or its Drag-Along Shares, duly endorsed for transfer with signatures guaranteed, to such Proposed Purchaser in the manner and at the address indicated in the Drag-Along Notice against delivery of the purchase price for such Drag-Along Shares. The provisions of this Section 7 shall apply regardless of the form of consideration in the Drag-Along Sale.

(d)   Drag-Along Shares shall be included in a Drag-Along Sale pursuant hereto and pursuant to any agreements with the Proposed Purchaser relating thereto, on the same terms and subject to the same conditions applicable to all securities of the Corporation of the same type which are included in the Drag-Along Sale. Such terms and conditions shall include, without limitation, (1) consideration, (2) the payment of fees, commissions and expenses, (3) the provision of information requested by the Proposed Purchaser of the Selling Stockholders, and (4) the provision of requisite representations, warranties, covenants and indemnifications.

(e)   Each Drag-Along Holder shall execute such other agreements as the Corporation, the Selling Stockholders or the Proposed Purchaser may reasonably request in connection with the consummation of a Drag-Along Sale and the transactions contemplated thereby.

(f)   In order to effect the provisions of this Section 7, each Drag-Along Holder irrevocably constitutes and appoints the Chief Executive Officer, or in the absence of the Chief Executive Officer, the Secretary, (the "Proxy Holder") as attorney and proxy, with full power of substitution, to receive all notices with respect to, and to represent, vote and deliver consents on behalf of, all Drag-Along Shares held by such Drag-Along Holder, in such manner as such Proxy Holder may, in the exercise of its sole and absolute discretion, determine, and without any prior notice to such Drag-Along Holder (provision of such notice concurrently or promptly after the taking of any such action being deemed sufficient for all purposes, and any requirement for prior notice being expressly waived by such Drag-Along Holder), whether or not such representation, vote or consent may benefit the interests of such Proxy Holder, but only with respect to any and all of the matters specified in this Section 7.

8.   **Miscellaneous Provisions.**

(a)   **Fiscal Year.** Except as otherwise determined by the Board of Directors, the fiscal year of the Corporation shall end on December 31 of each year.

(b)   **Seal.** The Board of Directors shall have power to adopt and alter the seal of the Corporation.

(c)   Execution of Instruments.   Subject to any limitations which may be set forth in a resolution of the Board of Directors, all deeds, leases, transfers, contracts, bonds, notes and other obligations to be entered into by the Corporation in the ordinary course of its business without director action may be executed on behalf of the Corporation by a President, or by any other officer, employee or agent of the Corporation as the Board of Directors may authorize.

(d)   Voting of Securities. Unless the Board of Directors otherwise provides, a President, any Vice President or the Treasurer may waive notice of and act on behalf of the Corporation, or appoint another person or persons to act as proxy or attorney in fact for the Corporation with or without discretionary power and/or power of substitution, at any meeting of stockholders or shareholders of any other corporation or organization, any of whose securities are held by the Corporation.

(e)   Resident Agent. The Board of Directors may appoint a resident agent upon whom legal process may be served in any action or proceeding against the Corporation.

(f)   Corporate Records. The original or attested copies of the Certificate of Incorporation, Bylaws and records of all meetings of the incorporators, stockholders and the Board of Directors and the stock and transfer records, which shall contain the names of all stockholders, their record addresses and the amount of stock held by each, shall be kept at the principal office of the Corporation, at the office of its counsel, or at an office of its transfer agent.

(g)   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and in effect from time to time.

(h)   Amendments. These Bylaws may be altered, amended or repealed, and new Bylaws may be adopted, by the stockholders or by the Board of Directors; provided, that (a) the Board of Directors may not alter, amend or repeal any provision of these Bylaws which by law, by the Certificate of Incorporation or by these Bylaws requires action by the stockholders and (b) any alteration, amendment or repeal of these Bylaws by the Board of Directors and any new bylaw adopted by the Board of Directors may be altered, amended or repealed by the stockholders.

(i)   Waiver of Notice. Whenever notice is required to be given under any provision of these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting needs to be specified in any written waiver or any waiver by electronic transmission.

END OF DOCUMENT

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF INCORPORATION OF "THE PEOPLE'S FIRST

COMPANY, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY

OF MAY, A.D. 2023, AT 8:18 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State



7478623 8100

SR# 20232317569

Authentication: 203435495

Date: 05-26-23

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:18 AM 05/24/2023
FILED 08:18 AM 05/24/2023
SR 20232317569 - File Number 7478623

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
OF
The People's First Company, Inc.
A STOCK CORPORATION

The undersigned, desiring to form a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware (the "**DGCL**"):

DOES HEREBY CERTIFY:

FIRST. That the name of this corporation is "The People's First Company, Inc.".

SECOND. The Registered Office of the corporation in the State of Delaware in located at 1209 Orange Street, in the city of Wilmington, County of New Castle, Zip Code 19801. The name of the Registered Agent at such address upon whom process against this corporation may be served is The Corporation Trust Company.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

FOURTH. The total number of shares of all classes of stock that the Corporation has authority to issue is 14,000,000 shares, consisting of (a) 10,000,000 shares of Common Stock, par value $0.00001 per share (the "**Common Stock**"), of which 4,000,000 shares are hereby designated Voting Common Stock (the "**Voting Common Stock**") and 6,000,000 shares are hereby Non-Voting Common Stock (the "**Non-Voting Common Stock**"), and (b) 4,000,000 shares of Preferred Stock, $0.00001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, all shares of the Preferred Stock of the Corporation are hereby designated "Preferred Stock".

A. COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. **General**. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2. **Voting.** The holders of the Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of

the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

3. **Non-Voting**. Except as otherwise required by applicable law, shares of Non-Voting Common Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, for so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the prior vote of the holders of at least a majority of the shares of Voting Common Stock then outstanding (voting separately as a single class), amend, alter or repeal, whether by merger, consolidation or otherwise this Certificate of Incorporation to alter or change the powers, preferences, or special rights of the shares of Non-Voting Common Stock in an adverse manner to the extent not consistent with concurrent alterations or changes to the powers, preferences or special rights of the shares of Common Stock.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article FOURTH refer to sections of this Part B.

1. **Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales**.

1.1 **Payments to Holders of Preferred Stock**. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Voting Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding must be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation are insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "**Original Issue Price**" shall mean, with respect to the Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

1.2 **Payments to Holders of Common Stock**. In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events is a **"Deemed Liquidation Event"** unless the Requisite Holders elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.   **Voting**.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of this Certificate, to notice of any stockholder meeting in accordance with the Bylaws of the Corporation.

2.2   Election of Directors. The holders of record of the Company's capital stock are entitled to elect directors as described in the Board Composition. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of the holders of the shares of the class, classes, or series of capital stock entitled to elect the director or directors, given either at a special meeting of the stockholders duly called for that purpose or pursuant to a written consent of stockholders. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

2.3   Preferred Stock Protective Provisions. At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter the rights, powers or privileges of the Preferred Stock set forth in this Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   increase or decrease the authorized number of shares of any class or series of capital stock;

(c)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d)   redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to stock restrictions, vesting conditions or repurchase rights contained in employee or consultant agreements, or other agreements pursuant to which employees and consultants were granted shares)

(e)   declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f)   increase or decrease the number of directors of the Corporation;

(g)   liquidate, dissolve, or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

3.   **Conversion**. The holders of the Preferred Stock have the following conversion rights (the "**Conversion Rights**"):

    3.1   Right to Convert.

        3.1.1   Conversion Ratio. Each share of Preferred Stock is convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Voting Common Stock as is determined by dividing the Original Issue Price for the series of Preferred Stock by the Conversion Price for that series of Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for each series of Preferred Stock means the Original Issue Price for such series of Preferred Stock, which initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Voting Common Stock, is subject to adjustment as provided in this Certificate.

        3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event herein, in the event of a liquidation, dissolution, or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

        3.2   Fractional Shares. No fractional shares of Voting Common Stock will be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Voting Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion will be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Voting Common Stock and the aggregate number of shares of Voting Common Stock issuable upon such conversion.

    3.3   Mechanics of Conversion.

        3.3.1   Notice of Conversion. To voluntarily convert shares of Preferred Stock into shares of Voting Common Stock, a holder of Preferred Stock shall surrender the certificate or certificates for the shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that the holder elects to convert all or any number of the shares of the Preferred Stock represented by the certificate or certificates and, if applicable, any event on which the conversion is contingent (a "**Contingency Event**"). The conversion notice must state the holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of the certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) will be the time of conversion (the "**Conversion Time**"), and the shares of Voting Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to the holder, or to the holder's nominees, a certificate or certificates for the number of full shares of Voting Common Stock issuable upon the conversion in accordance with the provisions of this Certificate and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Voting Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Voting Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.3.2   Reservation of Shares. For the purpose of effecting the conversion of the Preferred Stock, the Corporation shall at all times while any share of Preferred Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, , that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then-par value of the shares of Voting Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation shall take any corporate action that may be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Voting Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as provided in this Certificate shall no longer be deemed to be outstanding and all rights with respect to such shares will immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Voting Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2, and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock will be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Voting Common Stock delivered upon conversion.

3.4   Adjustment for Stock Splits and Combinations. If the Corporation at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the "Original Issue Date" for such series of Preferred Stock) effects a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of that series will be increased in proportion to the increase in the aggregate number of shares of Common Stock outstanding. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock combines the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination will be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 becomes effective at the close of business on the date the subdivision or combination becomes effective.

3.5   Adjustment for Certain Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before the event will be decreased as of the time of such issuance or, in the event a record date has been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of the issuance or the close of business on the record date, and

(b)   the denominator of which is the total number of shares of Common Stock issued and outstanding immediately before the time of such issuance or the close of business on the record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date has have been fixed and the dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of the event.

3.6   Adjustments for Other Dividends and Distributions. If the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall makes or issues, or fixes a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the Corporation shall make, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution to the holders of the series of Preferred Stock in an amount equal to the amount of securities as the holders would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock may thereafter convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if any consolidation or merger occurs involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.5, 3.6 or 3.7), then, following any such consolidation or merger, the Corporation shall provide that each share of such series of Preferred Stock will thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Corporation shall make appropriate adjustment (as determined in good faith by the Board) in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.9   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 15 days thereafter, compute such adjustment or readjustment in accordance with the terms of this Certificate and furnish to each holder of such series of Preferred Stock a certificate setting forth the adjustment or readjustment (including the kind and amount of securities, cash, or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash, or property which then would be received upon the conversion of such series of Preferred Stock.

3.10   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Preferred Stock will automatically convert into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.11   Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.10. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.11. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4. **Dividends**. The Corporation shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder pursuant to Section 3.

5. **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. **Waiver**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. **Notice of Record Date**. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice.

8. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

FIFTH: To the fullest extent permitted by applicable law, the corporation is authorized to indemnify, and advance expenses to, the corporation's directors, officers and agents, and any other persons to which the DGCL permits the corporation to provide indemnification, whether through provisions of its by-laws, agreements with any such party, vote of its stockholders, action by its board of directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. No amendment, repeal or modification of the foregoing provisions of this Article may adversely affect any right or protection of any director, officer or other agent of the corporation existing at the time of such amendment, repeal or modification.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of

Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: The name and mailing address of the undersigned incorporator are as follows:

Nicholas Edwards
19 8th Street South PMB 432
Fargo, ND 58103

/s/Nicholas Edwards
Nicholas Edwards, Incorporator